Kirkland Lake Gold Inc.

REVIEW OF RESOURCES and RESERVES
MACASSA MINE
KIRKLAND LAKE, ONTARIO
SEPTEMBER 9, 2005

Prepared by

Glenn R. Clark, P.Eng.

Glenn R. Clark & Associates Limited

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

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Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

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Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

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Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Section 1

SUMMARY

Kirkland Lake Gold Inc. (KLG) engaged Glenn R. Clark & Associates Limited to review the Macassa Mine Project at Kirkland Lake, Ontario, Canada. The review was made by Glenn R. Clark, P.Eng., in compliance with the requirements of National Instrument 43-101 for technical reports. The property was visited August 24-27, 2005.

Property:

The Macassa Mine is in the Municipality of Kirkland Lake within Teck Township, District of Timiskaming, in the eastern part of Northern Ontario, Canada. Macassa is at approximately 48°10’ N Latitude and 80°2’ W Longitude at an elevation of approximately 1000 feet (305 m). Kirkland Lake is approximately 370 miles (600 km) by road north of Toronto.

Kirkland Lake is approximately 370 miles (600 km) by road north of Toronto. The Macassa Mine started production in 1933.

KLG holds title to 224 mining claims covering 8842 acres in Teck and Lebel Townships. There are 174 patented claims, 5 crown grants and 45 staked claims.

History:

The Kirkland Lake mining camp has been a prolific gold producer since mining began in 1915. The Macassa Mine and the 4 former producers that KLG now owns have produced about 22 million ounces of gold since 1917. The production from these 5 mines accounts for about 90% of the production from the 7 mines in the Kirkland Lake mining camp.

The Macassa Mine started processing ore in October 1933. The first mill on the property began processing the ore at a rate of 200 tons per day. The milling rate increased over the years. In 1988 a new mill was built which could process 500 to 600 tons of rock and 750 tons of tailings per day. The current configuration can process about 1500 tons per day of mine ore.

In 1986, the No. 3 Shaft was sunk from surface to 7,300 ft. This shaft was the deepest single lift shaft in the Western Hemisphere.

Rock burst activity was quite common in the deeper sections of the mines in the Kirkland Lake camp. Macassa was not an

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Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

exception and in November 1993 a rock burst collapsed 2 stopes at the 6700 level and in April 1997 damaged the No. 3 shaft at the 5800 level. Both these occurrences created work stop interruptions at the mine otherwise it would have operated continuously from 1933 to 1999. The rock burst on April 12, 1997 limited mining to levels between 4,250 ft. and 5,150 ft.

Operations at Macassa were suspended in 1999 due to the declining price of gold. The workings were allowed to flood in 2000.

From 1933 to 1999, Macassa produced about 3.5 million ounces of gold from 7.9 million tons of ore. The head grade during that period averaged 0.47 oz Au/ton and the recovered grade was 0.45 oz Au/ton.

In May of 2002 the Macassa mill was restarted and processed Lake Shore tailings at a rate of 880 tons per day. An additional 45 thousand tons of surface rock from Lake Shore and the Teck-Hughes properties were also processed.

In December 2002 underground mining at Macassa recommenced.

Corporate History:

Macassa Mines Ltd. was incorporated in 1926 and evolved through a succession of mergers to become a division of Lac Minerals Ltd. in 1982. The merger consolidated the properties of the Little Long Lac group into the one entity and the Macassa Mine and the other Kirkland Lake properties were included.

Lac Minerals was acquired by Barrick Gold Corporation in August 1994. After a short period of operation by Barrick the property was sold to Kinross in May 1995. Foxpoint purchased the Kirkland Lake properties of Kinross in December 2001. This purchase included the Macassa Mine and all of the plant.

Foxpoint changed its name to Kirkland Lake Gold Inc. in October 2002.

KLG purchased the mining assets that Kinross owned in and around Kirkland Lake for $5 million and the assumption of $2 million in reclamation bond obligations related to the closure plan for the properties. In addition, royalties must be paid to Kinross and previous property holders.

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Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Geology:

The Kirkland Lake mining camp is located in the west portion of the Archean Abitibi greenstone belt of the Abitibi Subprovince that forms part of the Superior Province in the Precambrian Shield.

The Timiskaming Group of rocks is the main feature of the Kirkland Lake area. It is up to 10,500 feet thick and extends for about 40 miles from Kenogami Lake in the west to the Quebec border in the east. In the Kirkland Lake area, the Timiskaming is predominantly conglomerates and sandstones, trachytic lava flows and pyroclastic tuffs. The Timiskaming trends N65°E and dips steeply south at Kirkland Lake. Immediately east of Kirkland Lake, the formations are warped to an east-southeast direction and then return to an east-northeast direction at Larder Lake and continue this way to the Québec border.

The Timiskaming sediments are intruded by syenite porphyries and lamprophyre dykes and sills. Alkali stocks have intruded the Timiskaming Group and the supracrustal assemblage along the south margin of the synclinorium. Matachewan diabase dykes trending north-northeast cut all rocks in the area.

At the Macassa Mine the Timiskaming tuffs, conglomerates and the syenite porphyries are encountered. The syenites are the preferential hosts of the gold mineralization. Most of the mine workings are also in the syenites.

The Kirkland Lake-Larder Lake Break, and its associated splay faults and fracture system, forms a complex, major structural feature which transects and follows the trend of the Timiskaming Group at Kirkland Lake. This Break can be traced for about 200 miles from Matachewan in the west of Kirkland Lake all the way to the Grenville Front east of Louvicourt, Quebec. As well as Kirkland Lake, it passes through or near the important mining areas of Larder Lake, Rouyn-Noranda, Cadillac, Malartic, Val d’Or and Louvicourt. Numerous gold occurrences and gold mines are spatially related to this regional structure.

The fault or break system that hosts the Kirkland Lake gold deposits is north of the main Kirkland Lake-Larder Lake Break.

At Macassa, the Kirkland Lake structures have been mined from 2,175 ft. to 5,600 ft. (660 m to 1,700 m) with the Main Break being the most important zone in the eastern part of the mine. The ‘04’ Break is in the western part of the property and is the main producing break at Macassa. It has been mined from the 4375 Level (1,330 m) to the bottom of the mine and it is known to continue deeper.

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Macassa Mine, Kirkland Lake Gold Inc.
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Mineralization:

The gold mineralization is located along the breaks and subordinate splays as fracture fill quartz veins several inches to 5 ft. thick. Veins may be of single, sheeted or stacked morphology. Several generations of quartz deposition are evident from colour and textural variability and vein quartz is generally fractured.

The presence of a fault splay is often a prerequisite for gold deposition. Broader zones of mineralized brecciated and fragmented quartz are found in the footwall and hanging wall of major faults.

Gold is usually accompanied by 1% to 3% pyrite and sometimes is associated with molybdenite and/or tellurides. Silver is present both amalgamated with the gold and in tellurides.

The presence of pyrite and silicification does not guarantee gold, however, higher grade gold is almost always accompanied by increased percentages of pyrite and silica.

Resources and Reserves:

The estimation of the resources and reserves was carefully completed by the Macassa geological staff, under the supervision of M. Sutton. The methods used and the classification of the resources and reserves meet the requirements of National Instrument (NI) 43-101.

The Proven and Probable Reserves were diluted depending on the mining method and the size of the width of the zone. The average dilution for these estimations was 28.4% . All the dilution was accounted for at a grade of 0.02 oz Au/ton.

The Proven and Probable Reserves are only 94.2% of the estimated size of the zones to allow for recovery losses due to pillars and other reasons.

The Proven and Probable Reserves are considered recoverable by mining.

The Measured and Indicated Resources have not been diluted and account for the whole zone. The recovery factor has not been applied.

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Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Table 1: Estimated Proven and Probable Reserves

ESTIMATED PROVEN AND PROBABLE RESERVES, April 30, 2005 (tons X 1000, grade oz Au/ton)
Location	Proven		Probable		Total
	Tons	Grade	Tons	Grade	Tons	Grade

Levels to 7500	887	0.42	798	0.50	1,685	0.46

Shaft Zone or pillar	262	0.46	24	0.54	286	0.47

Ramp and other	2	0.34	50	0.51	52	0.50

Total	1,151	0.43	872	0.50	2,023	0.46

Note 1: Mining of the reserves below the 5300 Level is dependent on the current restriction imposed by the Ministry of Labour being removed. There is a reasonable expectation that this will be done when KLG presents a new mining plan.

The total of the Estimated Proven and Probable Reserves at April 30, 2005 is 2.02 million tons at a grade of 0.46 oz Au/ton.

The total of the Estimated Measured and Indicated Resources at April 30, 2005 is 1.95 million tons at a grade of 0.37 oz Au/ton.

The total of the Estimated Proven and Probable Reserves plus the Estimated Measured and Indicated Resources at April 30, 2005 is 3.97 million tons at a grade of 0.42 oz Au/ton.

In addition, there is an estimated 0.73 million tons at a grade of 0.44 oz Au/ton that is classified as an Inferred Resource.

Mining and Processing:

Mining and processing at Macassa has been carried out since 1933. The mineral extraction has been from underground stopes. The processing has been done on the property.

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The Macassa Mine employs conventional drill and blast mining methods to extract the ore. Access to the mining areas is by shafts.

The ore is processed by conventional cyanide leaching with a carbon-in-pulp recovery system.

Mining Method:

Mining is by cut and fill or long hole methods. Level trains move the ore to the main ore passes for hoisting to surface.

All of the stopes are now being filled with paste backfill. Previously the stopes were filled with cemented rock fill.

These mining methods recover about 94.2% of the ore.

Accessing below the 5300 Level:

As was stated earlier, due to the shaft being damaged below the 5700 level the Ministry of Labour restricted mining to the area above the 5300 Level. This effectively sterilized a large part of the known resources at Macassa.

KLG has been working with Knight Piésold Ltd. a consulting firm and a preliminary plan, including the costs, has been developed to rehabilitate the shaft. It is anticipated that when KLG submits a request along with a detailed plan to the Ministry of Labour the restriction will be lifted.

It was on the basis of this preliminary study that the deeper ore was classified as Reserves in 2005.

Processing the Ore:

The company’s mill was built in 1988 with a modern larger mill replacing the older mill. Some modifications have taken place since then and the mill capacity now is 1500 tons of ore a day.

The ore at Macassa is treated by conventional means. These are crushing and grinding followed by cyanidation with the gold recovered from solution by the carbon-in-pulp technique. The bullion contains some silver.

Gold recovery has been good at Macassa. In the 20 year period from 1980 to 1999 the average recovery was 95.8% . KLG had a recovery of 96.8% in 2004.

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September 9, 2005

The mill will be able to process all of the ore that can be delivered from the mine.

Operating Cost:

KLG has estimated the operating cost for the 18 month period from July 2005 to December 2006. This plan calls for milling an average of 685 tons per day for the life of the plan or 350,000 tons for the 18 months.

The forecast operating cost to December 2006 is $151.58 per ton.

Based on the gold price at $516 and a 97% recovery in the mill the cut-off grade for mining is calculated to be 0.30 oz Au/ton.

Exploration:

KLG is actively exploring the Kirkland Lake properties to extend the known zones and find new ones. This is a 3 year $21 million program that has located some interesting gold zones. The target areas are the Main Break, Parallel Breaks and North South structures, such as the Lower D Zone, on the Company’s land holdings.

This exploration has lead to the “D” Zone that is now part of the reserves.

In a press release on July 11, 2005 KLG highlighted an intersection of 90.4 feet assaying 2.3 ounces uncut from Drill Hole 50-627.

As this intersection was 1765 feet from the collar of the hole it was decided to wedge the hole and have a second confirmatory cut of this new zone.

A press release on August 15, 2005 gave the excellent results of the wedged hole. The wedged intersection intersected 1.43 oz Au/ton over 124.5 feet. The cut grade would be 0.84 oz Au/ton. The wedged hole intersected the new discovery 49 feet vertically above and 140 feet up-dip from the discovery hole, Hole 50-627.

The mineralization intersected in the wedged hole is identical to the discovery, however considerably more visible gold and tellurides were observed in the wedged hole.

These intersections are located 1,600 feet south of the active mine workings at the Company’s #3 shaft.

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Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

KLG suggests that the intersection in the wedged hole has a dip in the order of 28-36° and has estimated that the true width may be in the order of 35 feet.

The true significance of this find will only be known after considerable exploration has been carried out and the potential size and grade can be more realistically evaluated.

KLG will continue exploring its properties. This recent find and other finds that KLG has made indicate the potential of the area.

Conclusions:

The Resources and Reserves estimates truly reflect the mineralization that is currently known. The estimates conform to the requirements of National Instrument 43-101.

In general the development and exploration program initiated by KLG should continue.

Increased exploration and development underground is necessary to establish sufficient working faces to allow flexibility in the mining sequence. More working faces will allow the rate of production to rise without sacrificing the mill head grade.

Increased tonnage to the mill will allow it to operate at the optimum level.

Recommendations:

There are three parameters in the Resource estimation that need to be monitored and modified if indicated.

1: The first is the density of the mineralized rock. The density can easily be measured on the drill core and does not take an elaborate set-up to do it. It is possible that the density will be different in the different zones and that should be considered.

2: The second is the assay capping or cutting. This can have a larger affect on the resources than the density. The capping of assays is an important part of the Resource estimations. There are a number of ways to establish the cap method and the method used by Macassa appears to be sufficient at present. However, it is known that all zones are not the same and the cap for one zone may not be proper for another zone.

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September 9, 2005

3: The third is the dilution. Dilution affects the Reserves more than any change that one could foresee from the density or the assay capping. Every effort should be made to monitor the dilution. This monitoring is important so the proper dilution can be applied to the Reserve estimations.

More importantly, dilution is expensive and by monitoring the dilution it may be possible to recognize the reason and rectify it with a change in the mining practice.

This is a constant problem and the geology department and the mining department have to work together on this problem.

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Macassa Mine, Kirkland Lake Gold Inc.
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Section 2

INTRODUCTION

General:

Kirkland Lake Gold Inc. (KLG) engaged Glenn R. Clark & Associates Limited to review the Macassa Mine Project at Kirkland Lake, Ontario, Canada. The review was made by Glenn R. Clark, P.Eng., in compliance with the requirements of National Instrument 43-101 for technical reports. The property was visited August 24-27, 2005.

There are a number of previous reports regarding the Macassa Mine. The information in these technical reports and the information supplied by KLG is relied upon for this review. The most recent report prepared by the mine staff (Sutton and Carmichael), “Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario” dated April 30, 2004 is available on the Kirkland Lake Gold web site (www.klgold.com). A report prepared by the Mine staff dated April 30, 2003 is also available on KLG’s web site. Both of these reports and a report by Roscoe Postle Associates Inc. (RPA) “Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake” dated December 23, 2002, Ontario have been filed with Sedar (www.Sedar.com). A list of references is available in Appendix B attached to this report.

KLG periodically releases the results at the Macassa Mine including the on going exploration at the mine site. This information can be accessed on their web site and on Sedar.

Terms and Definitions:

This report contains a number of acronyms and technical terms that may not be initially clear to the reader.

A list of these terms is available in Appendix A attached to this report.

Units of Measure:

All units are in Imperial measure unless otherwise noted.

Monetary values are in Canadian dollars unless otherwise noted.

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Section 3

PROPERTY

Location:

The Macassa Mine is in the Municipality of Kirkland Lake within Teck Township, District of Timiskaming, in the eastern part of Northern Ontario, Canada. Macassa is at approximately 48°10’ N Latitude and 80°2’ W Longitude at an elevation of approximately 1000 feet (305 m).

Figure 1: Location of Macassa Mine

Access:

The Macassa Mine is at the west end of the community of Kirkland Lake. The Mine is adjacent to Highway 66 just east of Highway 11. The area is serviced by railway and bus. Although there is a small airport at Kirkland Lake there currently is no scheduled service to the airport from southern Ontario.

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Kirkland Lake is approximately 370 miles (600 km) by road north of Toronto.

Infrastructure:

Kirkland Lake has been a mining community since mining started at the Tough-Oakes Burnside Mine (later called the Toburn) in 1915.

Mining has been the major industry in the area. An experienced mining work force as well as mining services and equipment, are readily available in this area of northeastern Ontario and northwestern Quebéc that extends from Timmins to Val d’Or.

Power is supplied through the Ontario Hydro grid.

Climate:

Climatic conditions are typical for the central Canadian Shield, with short, mild summers and long, cold winters. Mean temperatures range from –17°C (0°F) in January, to 18°C (64°F) in July, and mean annual precipitation throughout the region ranges from 812 to 876 mm (32-35 inches).

Topography:

The area is typical of the Canadian Shield primarily covered by forest, swamps, and lakes, with relatively modest relief. Rock outcrops surrounded by glacial till is common. The till is generally not very thick but is in excess of 150 feet in some locations.

The area around the Mine is approximately 1000 feet above sea level.

Local Resources:

The area is generally forested with spruce and poplar that are typical for this part of the country. Logging for lumber and pulpwood is still carried out in the area.

There is adequate precipitation each year, rainfall and snow. The community and the mine always have sufficient water.

Farming is not carried out in the immediate area, however 30 miles south there is an area where farming is carried out.

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The Claims:

KLG holds title to 224 claims and Crown Leases in the Kirkland Lake area covering a total of 8842 acres of Teck and Lebel Townships. (Figure 2)

There are 174 patented claims covering 7892 acres. These claims are surveyed and do not require assessment work to be done each year. There are 5 Crown Leases covering 544 acres. These leases are surveyed and do not require assessment work each year. Taxes have to be paid on both the patented claims and the crown leases.

There are 45 staked claims. These claims are not surveyed and require a minimum assessment work to be done each year. In the second and all subsequent years, a minimum of $400 of assessment work per 16 ha (40 acres) claim unit per year is to be reported until a lease is applied for. The work does not have to be done on each claim as it can be spread over adjacent claims and excess work in a year can be used for proceeding years. The staked claims will not require the $400 exploration expenditures stated above until 2009. Work on patented claims can be applied to staked claims however work on the mining leases can not be applied to the staked claims.

All 224 claims are located in eastern Teck Township and western Lebel Township. They cover the properties of Macassa Mine including the Tegren property at the west end of the mine strip. To the east of Macassa the properties cover the past producing mines of Kirkland Lake Gold, Tech-Hughes, Lake Shore and Wright-Hargreaves.

A list of all the claims is available in Appendix C.

Maintaining the Claims:

To maintain these mining interests in good standing, taxes must be paid to MNDM, the town of Kirkland Lake and advance royalties paid to various royalty holders. In addition the staked claims need to have assessment work done as mentioned above.

In 2005, KLG reported that the Municipal taxes were $592,000, miscellaneous taxes were $8,688, the advance royalties were $3,000 and the assessment work that was required was $8,000.

In addition there is an advance royalty of $10,000 per year payable certain claims if mining takes place on them.

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September 9, 2005

BERNHARDT TWP.
MORRISETTE TWP.
TECK TWP.
LEBEL TWP.
Kirkland Lake
GRENFELL TWP.
TECK TWP.
TECK TWP.
LEBEL TWP.
LEBEL TWP.
GAUTHIER TWP.
TECK TWP.
OTTO TWP.
LEBEL TWP.
BOSTON TWP.

LEGEND

PROPERTY PERIMETER

PLAN SHOWING PROPERTY BOUNDARIES
KIRKLAND LAKE GOLD INC - KIRKLAND LAKE OPERATIONS
TOWNSHIPS OF TECK AND LEBEL
DISTRICT OF TIMISKAMING
PROVINCE OF ONTARIO

KIRKLAND LAKE GOLD INC.

Townships are 10 miles square

Figure 2: Property Boundaries

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There is a net smelter return (NSR) royalty payable to Kinross until $15 million has been paid. The royalty is payable quarterly on a sliding scale based on the average price per ounce of gold bullion sold. There is no NSR if gold is below US$300 per ounce.

The following shows the sliding scale of the NSR royalty. If the average price is
Equal to or greater than US$300 but less than US$400 2%
Equal to or greater than US$400 but less than US$500 3%
Equal to or greater than US$500 4%

Some of the mining claims are also subject to royalties payable to previous owners. The royalties differ depending on the claim and range from NSR royalties of 1%to 2%, production royalties of $0.10, $0.25, $1.50, $3.00 or $4.00 per ton mined or net profits royalties of 2% to 5% while some claims have a royalty of 1% of gross proceeds from production or a net profit royalty of 20%.

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Section 4

PROJECT HISTORY

The Kirkland Lake mining camp has been a prolific gold producer since mining began in 1915. The Macassa Mine and the 4 former producers that KLG now owns have produced about 22 million ounces of gold since 1917. The production from these 5 mines accounts for about 90% of the production from the 7 mines in the Kirkland Lake mining camp.

The Macassa Mine started in 1933. The first shaft was sunk in the main break zone in the late 1920’s to a depth of 500 feet, however sufficient gold was not located and operations were halted. In 1931 the Macassa property was entered underground at the east end of the property from the adjacent Kirkland Lake Gold Mine from the 2475 level. This was successful in finding the gold and in October 1933 the first mill on the property began processing the ore at a rate of 200 tons per day. The milling rate was increased to 425 tons per day in 1949 and to 500 to 525 tons per day in 1956. In August 1988 a new mill was built which could process 500 to 600 tons of rock and 750 tons of tailings per day. By 1996, modifications had increased capacity to 900 tons of rock per day and 1,000 tons of tailings per day. When mining was suspended in 1999, mill capacity was near 1,500 tons of rock per day.

In 1986, the No. 3 Shaft was sunk from surface to 7,300 ft. This shaft was the deepest single lift shaft in the Western Hemisphere.

Starting in 1988 and until October 1999 the tailings from the Lake Shore Mine were processed at Macassa. These tailings were recovered by either dry mining or by dredging.

Rock burst activity was quite common in the deeper sections of the mines in the Kirkland Lake camp. Macassa was not an exception and in November 1993 a rock burst collapsed 2 stopes at the 6700 level and in April 1997 damaged the No. 3 shaft at the 5800 level. Both these occurrences created work stop interruptions at the mine otherwise it would have operated continuously from 1933 to 1999. The rock burst on April 12, 1997 limited mining to levels between 4,250 ft. and 5,150 ft.

Operations at Macassa were suspended in 1999 due to the declining price of gold. The workings were allowed to flood in 2000.

From 1933 to 1999, Macassa produced about 3.5 million ounces of gold from 7.9 million tons of ore. The head grade during that

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period averaged 0.47 oz Au/ton and the recovered grade was 0.45 oz Au/ton.

Corporate History:

Macassa Mines Ltd. was incorporated in 1926 and evolved through a succession of mergers to become Lac Minerals Ltd. in 1982. The merger consolidated the properties of the Little Long Lac group into the one entity and the Macassa Mine and the other Kirkland Lake properties were included.

Lac Minerals was acquired by Barrick Gold Corporation in August 1994 and offered a number of Lac Minerals’ mineral properties for sale. Macassa was included but then withdrawn. After a short period of operation by Barrick the property was sold to Kinross in May 1995. Foxpoint purchased the Kirkland Lake properties of Kinross in December 2001. This purchase included the Macassa Mine and all of the plant.

Foxpoint changed its name to Kirkland Lake Gold Inc. in October 2002.

Kirkland Lake Gold Inc. prior to December 14, 2001 had interests in other mining properties but these were all abandoned or otherwise disposed of.

KLG purchased the mining assets that Kinross owned in and around Kirkland Lake for $5 million and the assumption of $2 million in reclamation bond obligations related to the closure plan for the properties. In addition Kinross will receive a NSR royalty from production. The purchase price was paid in installments and the purchase was completed in December 2003.

KLG restarted the Macassa mill in May 2002. The mill processed Lake Shore tailings at a rate of 880 tons per day. The grade of the tailings was 0.11 oz Au/ton and approximately 124 thousand tons were processed with gold recovery of 73%. An additional 45 thousand tons of surface rock from Lake Shore and the Teck-Hughes properties were also processed recovering 20,500 ounces of gold.

In December 2002 underground mining commenced.

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Operational Period of the Mines:

Macassa	1933 – 1999	3,540,451 oz Au produced
Lake Shore	1918 – 1965	8,602,791 oz Au produced
Teck-Hughes	1917 – 1968	3,709,007 oz Au produced
Kirkland Lake Gold	1919 – 1960	1,172,955 oz Au produced
Wright-Hargreaves	1921 – 1965	4,821,296 oz Au produced
Total	1917 – 1999	21,846,500 oz Au produced

Note: During 1884 to 1988 there was some production from Lake Shore, Tech-Hughes and Wright-Hargreaves that was processed at the Macassa mill. This production has been included with the totals from each of these mines.

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Section 5

GEOLOGY

The geology of the area and the property has been described in previous reports. The most recent reports were by Sutton and Carmichael April 2004, and RPA in December 2002. The following brief geology descriptions are based on these reports and from information gathered during the recent site visit.

Ridler in his report “Technical Report On Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves), November 2001 has more details on the geology. KLG filed this report with Sedar and it is available at www.sedar.com.

More reports on the geology are referenced in Appendix B.

Regional Geology:

The Kirkland Lake mining camp is located in the west portion of the Archean Abitibi greenstone belt of the Abitibi Subprovince that forms part of the Superior Province in the Precambrian Shield.

In the Kirkland Lake area the Abitibi Subprovince is composed of komatiitic, tholeiitic and calc-alkaline volcanics, turbidite-dominated sedimentary lithologies, locally distributed alkaline metavolcanic rocks and associated fluvial sedimentary form- ations. These successions have been intruded by tonalite, trondhjemite and granodiorite batholiths.

Large scale structures and tectonic fabrics are distributed in domains with rock foliations generally paralleling the regional faults, intrusive contacts and domain boundaries. The regional shear zones, folding and steep reverse faults post-date the batholith emplacement. Metamorphism of the Abitibi rocks is generally very low greenschist facies however upper greenschist to hornblende facies may be attained in metamorphic aureoles surrounding intrusions.

Local Area Geology:

The Timiskaming Group of rocks is the main feature of the area. This Group forms part of a complex synclinorium that is flanked unconformably on the north and south by the mafic to felsic, massive to pillow volcanic rocks of the Kenojevis and Blake River groups. The Timiskaming Group is up to 10,500 feet thick and extends for about 40 miles from Kenogami Lake in the west to

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the Quebec border. In the Kirkland Lake area, the Timiskaming is predominantly conglomerates and sandstones, trachytic lava flows and pyroclastic tuffs. The Timiskaming trends N65°E and dips steeply south at Kirkland Lake. Immediately east of Kirkland Lake, the formations are warped to an east-southeast direction and then return to an east-northeast direction at Larder Lake and continue this way to the Québec border.

The Timiskaming sediments are intruded by syenite porphyries and lamprophyre dykes and sills. Alkali stocks have intruded the Timiskaming Group and the supracrustal assemblage along the south margin of the synclinorium. Matachewan diabase dykes trending north-northeast cut all rocks in the area. (Figure 3)

The Kirkland Lake-Larder Lake Break, and its associated splay faults and fracture system, forms a complex, major structural feature which transects and follows the trend of the Timiskaming Group at Kirkland Lake. This Break can be traced for about 200 miles from Matachewan in the west of Kirkland Lake all the way to the Grenville Front east of Louvicourt, Quebec. As well as Kirkland Lake, it passes through or near the important mining areas of Larder Lake, Rouyn-Noranda, Cadillac, Malartic, Val d’Or and Louvicourt. Numerous gold occurrences and gold mines are spatially related to this regional structure.

The fault or break system that hosts the Kirkland Lake gold deposits is north of the main Kirkland Lake-Larder Lake Break. Polyphase deformation has affected the Timiskaming rocks at Kirkland Lake. The fold axes and structural plunges, including gold ore shoots, generally trend west-southwest at –60°.

Property Geology:

At the Macassa Mine the Timiskaming tuffs, conglomerates and the syenite porphyries are encountered. The syenites are the preferential hosts of the gold mineralization. Most of the mine workings are also in the syenites.

Gold Zones:

The gold mineralization at Macassa is found along breaks or faults, in veins as quartz filled fractures and as breccias. There are a number of these breaks. They are named the ‘04’, ‘05’, No.6 Kirkland Lake Main and the Kirkland Lake North and South branches. The breaks trend about N60°E and dip steeply, 70° to 80° south in keeping with the Timiskaming trend.

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Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

BERNHARDT TWP.
MORRISETTE TWP.
TECK TWP.
LEBEL TWP
KIRKLAND LAKE GOLD
KIRKLAND LAKE GOLD
KIRKLAND LAKE GOLD
Main Break
North Main Break
Main Break
Amalgamated Kirkland
Cygnus Break (100)
Larder Lake Break
Larder Lake Break
Amalgamated Kirkland
LEBEL
GRENFELL TWP.
GAUTHIER TWP.
OTTO TWP.
BOSTON TWP.
LEGEND
Carbonated Rock
Trachyte
Gabbro / Lamprophyre
KIRKLAND LAKE GOLD INC.

PROPERTY MAP
SHOWING GEOLOGY
TOWNSHIP OF TECK
TOWNSHIP OF LEBEL

Figure 3: Geology and Property Map

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Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

At Macassa, the Kirkland Lake structures have been mined from 2,175 ft. to 6,955 ft. (660 m to 2,120 m) with the Main Break being the most important zone in the eastern part of the mine. The ‘04’ Break is in the western part of the property and is the main producing break at Macassa. It has been mined from the 4375 Level (1,330 m) to the bottom of the mine and it is known to continue deeper.

The ‘04’ Break is located about 600 ft. (185 m) north of the Main Break and connects to it by sigmoidal cross structures. The ‘04’ Break is a thrust or reverse fault striking N65ºE and dipping 80° to the south.

The No. 6 Break is a poorly defined, gold bearing major structure in the hanging wall of the ‘04’ Break that may represent the west continuation of the Main Break (South Branch).

The 05 Break is located some 1,400 ft. (425 m) north of the 04 Break. It splays into north and south branches to the east. The South Branch, about 1,200 ft. (365 m) north of the 04 Break, appears to correlate with the Narrows Break that extends to the east across the rest of the camp.

The trend of the gold mineralization in the Kirkland Lake camp conforms to the 60º westerly plunge of the syenite intrusives. Locally the plunge of the gold mineralization depends on the intersection of the host splay structures and can be quite different from the camp trend.

According to Sutton the higher grade shoots constitute about 30% of the overall gold-mineralized structures cutting the syenites.

Several strong northeasterly trending cross-faults offset the mine host rocks and mineralized zones with displacement usually to the south (dextral) and up on the west side. Major cross faults are the Tegren in the centre of the mine and the Amikougami Creek at the west end. The gold bearing zones have not been found west of the Amikougami Creek Fault.

Mineralization:

The gold mineralization is located along the breaks and subordinate splays as fracture fill quartz veins several inches to 5 ft. thick. Veins may be of single, sheeted or stacked morphology. Several generations of quartz deposition are evident from colour and textural variability and vein quartz is generally fractured.

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Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

The presence of a fault splay is often a prerequisite for gold deposition. Broader zones of mineralized brecciated and fragmented quartz are found in the footwall and hanging wall of major faults.

Gold is usually accompanied by 1% to 3% pyrite and sometimes is associated with molybdenite and/or tellurides of lead, gold, gold-silver, silver, nickel and mercury (altaite, calaverite, petzite, hessite, melanite, coloradoite). Silver is present both amalgamated with the gold and in the minerals petzite and hessite.

The presence of pyrite and silicification does not guarantee gold, however, higher grade gold is almost always accompanied by increased percentages of pyrite and silica.

Hematization or bleaching with carbonatization, silicification are commonly alterations of the wall rocks. Sericitization is a more local feature.

The alteration has enriched the rocks in K2O and depleted them in Na20.

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Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Section 6

SAMPLING and ASSAYING

The Macassa Mine has an assay laboratory associated with the milling complex. This laboratory assays all of the mill samples, bullion and mine samples. The exploration samples from the drilling programs are sent to the Swastika Laboratory for analysis.

The sampling, handling and assaying methods used at KLG are consistent with good exploration and operational practices.

Sampling:

Diamond drill core samples, chip samples and muck samples are all used at Macassa for mining control as well as for reserve and resource determination.

Diamond drill holes are used to locate the extensions of the veins or to find new veins. Drill holes are also used to provide sample data between the mine levels for resource and reserve determinations. The drill core is logged in Macassa’a facility at the mine site. The core is oriented and marked for sampling by the geologist. For all exploration core (and some definition core), the intervals selected for sampling are cut in half by a diamond saw by the designated core splitter. One half of the core is retained in the core box for further consideration and the other is place in properly marked sample bags for shipment to the laboratory. In the case of the exploration samples they are sent to the Swastika Lab. The collars of all diamond drill holes are surveyed and the holes are surveyed down the hole.

The chip samples are taken underground by a geologist or a by a trained sampler. Each new exposure of the veins is sampled in all of the workings. This is done by chipping with a hammer across the sample length in a channel fashion. The sample lengths are set so that the individual veins and the waste sections within the veins are sampled separately. The wall rocks at the sides of the veins are sampled separately from the veins. The samples seldom exceed 3.5 feet in length. The samples are placed in appropriately marked bags and transported to the laboratory. The samples are marked and located using the survey markers for control.

The muck samples are taken by the tram or mucking crews. A sample is to be taken from every car until about 20-25 tons of production is represented. These samples are reduced in size by riffling and placed in appropriately marked sample bags and

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Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

transported to the laboratory. Muck sampling in Macassa, like in most mines, comes in and out of favour. Muck sampling had been discontinued at Macassa except for the long hole stopes where there is not any access for sampling between levels. Muck sampling of all the workings, development and stopes is now carried out for mining control.

Many of the pulps and rejects are sent out for analysis at commercial labs for a check on the quality of the assaying. Some of the exploration samples that go directly to a commercial lab are sent to another commercial lab for verification.

The program to send the samples out for check analysis is under the direction of Mr. Mike Sutton, P.Geo. of KLG.

Assaying:

The Macassa assay laboratory follows standard protocols for sample preparation and assaying. The lab includes standard samples, barren samples and a duplicate with each batch so that they can control the quality.

At the Macassa Laboratory the samples are

Crushed to 1/8 inch
Riffle split to a 200-250 gm sample
Pulverized with 90-95% passing 200 mesh screens.

The pulverizer and crusher are cleaned by compressed air after each sample.

Normal fire assay procedures are employed using either 1 assay ton for core or ½ assay ton for the other mine samples.

There are procedures in place for repeating the fusion if the button is too small or too large.

The silver is removed from the dore bead with nitric acid. The resulting gold prill is dissolved in aqua regia. MIBK extraction takes place before atomic absorption spectroscopy to determine the gold content. This is a fire assay with AA finish. If the grade is greater than 0.10oz Au/ton then the fire assay is repeated and the gold prill is weighed on a microbalance giving the result as a fire assay with gravimetric finish.

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Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Table 2: Sample Pulps and Rejects

KL GOLD: PULPS & REJECTS September & October 04
KL GOLD					POLYMET LAB
2004	SAMPLE	DDH #	PULP F	PULP C	PULP	CHECK	REJECT
18-Oct	134064	02-449	0.09	0.11	0.106	0.102	0.126
29-Oct	134813	47-1062	0.10	0.11	0.602	0.348	0.098
29-Oct	134838	47-1069	0.10	0.12	0.134	0.118	0.104
15-Sep	120874	02-421	0.12	0.11	0.184	0.158	0.072
30-Sep	127251	WH-04-37	0.14	0.13	0.122	0.118	0.208
15-Sep	120892	38-339	0.15	0.18	0.168	0.216	0.134
30-Sep	125162	38-341	0.15	0.14	0.138	0.096	0.172
18-Oct	129401	38-340	0.15	0.19	0.146	0.202	0.296
28-Oct	134575	47-1070	0.15	0.21	0.164	0.218	0.146
13-Sep	120783	38-338	0.16	0.16	0.146	0.154
15-Sep	120872	02-421	0.16	0.17	0.188	0.198	0.188
15-Sep	120873	02-421	0.16	0.13	0.127	0.128	0.078
28-Oct	134102	02-450	0.17	0.15	0.104	0.098	0.094
28-Oct	134492	47-1067	0.17	0.14	0.304	0.316	0.268
28-Oct	134376	02-447	0.17	0.20	0.178	0.232	0.252
30-Sep	120970	42-1183	0.18	0.16	0.195	0.134	0.126
29-Oct	134845	47-1069	0.18	0.17	0.121	0.116	0.084
28-Oct	134570	47-1070	0.19	0.15	0.208	0.176
2-Sep	133676	38-337	0.20	0.21	0.266	0.216	0.326
21-Sep	120868	02-421	0.20	0.20	0.230	0.216	0.196
18-Oct	134068	02-449	0.20	0.23	0.378	0.366	0.240
18-Oct	137864	02-448	0.20	0.18	0.185	0.156	0.178
18-Oct	137863	02-448	0.21	0.21	0.238	0.201	0.120
9-Sep	120795	38-338	0.22	0.27	0.298	0.296	0.304
15-Sep	133977	45-916	0.22	0.26	0.250	0.270	0.134
6-Oct	120515	45-913	0.23	0.15	0.228	0.198	0.138
15-Sep	133976	45-916	0.24	0.21	0.389	0.242	0.168
1-Oct	120521	45-914	0.24	0.18	0.282	0.224	0.254
13-Oct	125674	03-119	0.24	0.30	0.258	0.252	0.338
2-Sep	133829	02-417	0.25	0.24	0.272	0.234	0.262
28-Oct	134804	47-1062	0.25	0.27	0.302	0.278	0.444
28-Oct	134802	47-1062	0.26	0.22	0.322	0.184	0.158
28-Oct	134803	47-1062	0.26	0.32	0.334	0.402	0.128
15-Sep	133989	45-916	0.29	0.26	0.288	0.294	0.234
18-Oct	129411	38-340	0.29	0.26	0.164	0.174	0.118
29-Oct	134846	47-1069	0.29	0.28	0.268	0.322	0.216
21-Sep	125744	42-1182	0.34	0.34	0.354	0.348	0.018
13-Oct	134215	42-1192	0.36	0.19	0.212	0.227	0.316
24-Sep	125327	03-110	0.37	0.39	0.316	0.396	0.114
13-Oct	134225	42-1192	0.37	0.25	0.382	0.402	0.382

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Macassa Mine, Kirkland Lake Gold Inc.
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KL GOLD: PULPS & REJECTS September & October 04
KL GOLD					POLYMET LAB
2004	SAMPLE	DDH #	PULP F	PULP C	PULP	CHECK	REJECT
18-Oct	134065	02-449	0.37	0.35	0.258	0.218	0.316
28-Oct	134729	47-1060	0.40	0.34	0.366	0.336	2.386
28-Oct	134723	47-1060	0.41	0.47	0.202	0.362	0.174
15-Sep	133987	45-916	0.42	0.41	0.399	0.412	0.268
15-Sep	120882	38-339	0.45	0.48	0.472	0.480	0.358
28-Oct	134577	47-1070	0.45	0.36	0.418	0.152	0.402
28-Oct	134769	47-1061	0.45	0.50	0.516	0.752	1.334
28-Oct	134798	47-1062	0.46	0.30	0.580	0.290
29-Oct	134844	47-1069	0.57	0.42	0.674	0.618	0.408
13-Sep	120841	02-420	0.62	1.10	1.140	1.308	0.522
1-Oct	120516	45-913	0.64	0.75	0.336	0.594	0.238
29-Oct	134827	47-1069	0.70	0.57	0.550	0.402	0.524
29-Oct	134805	47-1062	0.87	0.58	0.054		0.264
28-Oct	134552	47-1070	0.91	0.63	1.066	0.792	0.308
13-Oct	134213	42-1192	0.97	0.97	1.238	1.068	0.902
28-Oct	134566	47-1070	1.11	1.21	1.098	1.392	0.544
29-Oct	134818	47-1062	1.23	2.00	1.792	2.078	1.876
15-Sep	120883	38-339	1.37	2.41	1.424	2.508	3.298
2-Sep	133830	02-417	1.39	1.25	1.42	1.184	1.196
13-Oct	134221	42-1192	1.41	3.32	2.536	1.822	2.022
2-Sep	133831	02-417	1.87	1.81	1.886	1.796	1.898
13-Sep	120781	38-338	1.94	1.84	2.013	1.932
28-Oct	134743	47-1061	1.95	1.73	1.828	1.578	1.202
28-Oct	134724	47-1060	2.07	1.65	2.158	1.772	2.148
28-Oct	134730	47-1060	2.48	3.32	2.606	2.892	0.342
21-Sep	125745	42-1182	3.03	2.42	3.002	2.712	3.760
7-Oct	137905	42-1191	3.82	4.12	4.482	4.556	4.010
1-Oct	120518	45-913	4.04	3.84	4.578	3.619	3.357
13-Oct	134214	42-1192	4.85	5.17	4.954	4.536	4.618
7-Oct	137906	42-1191	5.39	5.52	5.786	5.472	6.470
28-Oct	134201	02-433	5.63	6.97	5.708	6.828	5.972
13-Oct	134218	42-1192	5.85	4.39	5.338	4.442	4.804
13-Oct	134216	42-1192	6.32	4.56	7.296	7.636	8.958
18-Oct	137881	02-448	6.90	6.58	3.662	3.046	4.482
13-Oct	134217	42-1192	7.80	7.94	8.282	8.004	8.432
1-Oct	120517	45-913	19.78	17.94	29.376	30.264	28.502

The samples with the blue shading are the most critical to the estimation of the grade of the resources. These are the values between 0.25 and 3.5 oz Au/ton.

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Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

It is not good enough to just average all of the samples and compare them as often there is an abundance of low grade samples that has a smoothing effect on the average of all the samples.

At Macassa, all values over 3.5 oz Au/ton are reduced to 3.5 oz Au/ton so the wide variations that can exist in high grade samples is not important as far as the assaying is concerned.

The values in the zones that are going to be mined are of great importance and the average results of the check assaying in the range from the cut-off up should be close if the sample size is sufficient.

The following are the averages for this set of check samples. The results are very good.

Table 3: Averages of Check Assaying, September & October 2004

Average	KL Gold		Polymet Lab
Oz Au/ton	PULP F	PULP C	PULP	CHECK	REJECT

All Samples	1.41	1.40	1.57	1.56	1.58

Samples 0-3.5	0.56	0.60	0.60	0.59	0.55

Samples 0.25-3.5	0.86	0.92	0.90	0.91	0.83

A similar table for the November and December 2004 samples is available in Appendix D. The averages are given in Table 3.

Table 4: Averages of Check Assaying, November & December 2004

Average	KL Gold		Polymet Lab
Oz Au/ton	PULP F	PULP C	PULP	CHECK	REJECT

All Samples	1.14	1.23	1.26	1.31	1.64

Samples 0-3.5	0.53	0.58	0.58	0.57	0.64

Samples 0.25-3.5	0.75	0.76	0.82	0.79	0.89

These are excellent results and give great confidence in the values that are used in the ore reserves and the day-to-day operation of the mine.

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Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Section 7

RESOURCES and RESERVES

Mining has been carried out at Macassa since 1933. The grade of the ore mined during that period is similar to the grade of the resources and reserves that are currently identified at Macassa. Most of the resources and reserves are associated with the “04” Break that has been the most productive at Macassa. KLG has located a new zone, the ‘D’ Zone that has added to the resources and reserves and the continuing exploration of this zone shows great promise. In the table below you will see that the production grades have been maintained over the years.

Table 5: Historical Production

DECADE F PRODUCTION	TONS X 1000	GRADE, oz Au/ton

1930’s	564	0.48
1940’s	1,088	0.45
1950’s	1,440	0.40
1960’s	1,290	0.48
1970’s	943	0.56
1980’s	1,314	0.49
1990’s	1,294	0.47
2000’s	126	0.30
1933 to 2004	8,058	0.47

During these many years of production the methods used for calculating the resources and reserves have evolved. The current method of calculation by KGL is quite similar to the methods employed for the last 25 years.

Each year the Macassa geology staff prepares a resource and reserve summary based on standard methods, with the criteria that have been developed over the years. The method of calculation and the results are discussed below. During the period that Lac Minerals was in control, most years the annual reserves were reviewed or audited by an independent engineer. This practice was not kept up under the guidance of Barrick and Kinross. A number of studies on grade capping and reserves and production reconciliation were carried out internally and by consultants for Lac Minerals and Kinross from the early 1990’s to the suspension of mining in 1999. In 2002, RPA reviewed the reserves and resources for KLG. In 2003 and 2004 the reserves were monitored by M. Sutton the Qualified Person (QP) for KLG in keeping with the directives of National Instrument 43-101 for technical reports.

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September 9, 2005

Resource and reserve calculations are based on chip sampling of the veins and diamond drill hole results.

Macassa Resource and Reserve Calculations:

The Macassa Mine accounts for most of the resources and reserves that have been identified, however included in the summary are some resources and reserves from the other KLG properties. The resources and reserves for the other properties were calculated by the Macassa Mine staff using the same criteria used for the Macassa Mine.

The resources and reserves have been classified to meet the requirements of NI 43-101.

National Instrument 43-101 Definitions of Reserves and Resources

The Reserve and Resource estimation classifications as prescribed in National Instrument 43-101 are given here for clarity.

MINERAL RESOURCE

Mineral Resources are sub-divided into 3 categories depending on the geological confidence. The highest level or the level with the most confidence is the ‘Measured’ category. The next level of confidence is the ‘Indicated’ category and the lowest level, or the resource with the least confidence, is the ‘Inferred’ category.

INFERRED MINERAL RESOURCE

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

INDICATED MINERAL RESOURCE

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape

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and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

MEASURED MINERAL RESOURCE

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

MINERAL RESERVE

Mineral Reserves are sub-divided into 2 categories. The highest level of Reserves or the level with the most confidence is the ‘Proven’ category and the lower level of confidence of the Reserves is the ‘Probable’ category. Reserves are distinguished from resources as all of the technical and economic parameters have been applied and the estimated grade and tonnage of the resources should closely approximate the actual results of mining. The guidelines state “Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility.” The guidelines also state that “The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all government approvals have been received. It does signify that there are reasonable expectations of such approvals.”

PROBABLE MINERAL RESERVE

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining,

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processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

PROVEN MINERAL RESERVE

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Macassa Mine Calculation Method:

BASIC INFORMATION

All of the assay data is plotted on plans and sections to be used for zone interpretations.

The ore reserves are calculated on 20 scale longitudinal sections or plan views in the case of veins dipping less than 45 degrees. Some calculations are done on 10 scale longitudinal sections using a modified polygon method of blocking.

Each stope area has section or plan and a work sheet that is kept on file.

The calculated grade, zone width, area of influence and resource or reserve category for each data set (ie. drill hole or chip sample assays) is entered into a spread sheet. For reserves the expected dilution based on the assumed mining method is included. A separate page for each stope area is kept.

MINIMUM WIDTH

The minimum mining width for steep-dipping structures is 5 feet.

The minimum mining height for flat structures is 6.5 ft.

MINIMUM STRIKE LENGTH

The minimum strike length for a block is 21 ft (3 sets of chip assays).

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Macassa Mine, Kirkland Lake Gold Inc.
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AREAS OF INFLUENCE

The radius of influence from a sampled heading is 30 ft. for Measured Resource/Proven Reserve(MR/PR).

A MR/PR Block must be exposed by at least one drift and tested between drifts by drilling on 25 to 30 ft. pattern. Where continuity is proven with the drilling, the intervening polygons that are based on the 25 to 30 ft. drill pattern may be considered as MR/PR blocks.

For an Indicated Resource/Probable Reserve (IR/PbR) block the radius of influence is an additional 50 ft. (30-80 feet from the data). This applies to blocks sampled on two sides by workings a maximum of 150 ft. apart where no drilling exists, or above and below a drift where drill hole spacing is greater than 100 ft. For blocks with only drilling, 50’ radius is used.

Inferred Resource blocks are an additional 50 feet from the IR/PR block (from 80 to 130 ft. from the data). This applies to blocks bounded on one side by a MR/PR or IR/PbR. Blocks on a proven mineralized trend that are drilled on a spacing of greater than 100 ft. are included as Inferred Resource.

Raises that have been bored are usually ignored in the calculations. Most of the raises are only 42-60” in diameter, and are not representative of the ore width.

Test hole, and drift muck data is not used for ore reserve calculations.

DENSITY OF ORE

The density or tonnage factor used to convert the volume of the blocks to tons is 11.7 cu ft/ton.

The South Zone and Lower D zones were converted at a density of 11.5 cu ft/ton was used.

The density traditionally used in the camp was 12.0 cu ft/ton. There have been a number of studies that suggest that the traditional number was too high and consequently gave an understated tonnage. The difference in the tonnage estimate is only about 2.5% between the density used in the past and the current density being used. As this has been applied to all blocks the changed density does not affect the reserve grades.

If the D zone becomes a significant portion of the reserves the question of the density of that zone should be revisited.

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Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

CUT-OFF GRADE

Cut-off grades of both 0.25 oz Au/ton and 0.35 oz Au/ton are used for resource and reserve calculations depending on the location and economics of the block. Generally a cut-off of 0.32 is required on a whole-block basis to achieve profitability. For mining or geotechnical reasons some sub-blocks below the cut-off may be included. Blocks that grade between 0.20 and the cut-off are classified as resource blocks.

The resources at the #2 Shaft are blocks greater than 0.25 oz/t.

CAPPING OF ASSAYS

Macassa used to use a more complex system for cutting assays than it does now. The capping system currently in use is based on a Kinross report by B. Davis (1995). It appears that this simpler single cap method gives much the same results as the old system. It is probably not the final answer. As new ore is found in different settings the capping procedure may need to be modified.

The effect of grade capping can only be truly examined when a large tonnage has been mined and the recovered gold can be compared with the forecast for that period.

Grade capping or cutting is necessary at Macassa.

Assays higher than 3.5 oz Au/ton are cut to 3.5 oz. This capping practice appears to be reasonable.

In the current resource and reserve there are some blocks that have been treated differently. In some older parts of the mine the old information only included an average of the vein sections and not the individual assays. In lieu of cutting of the assays the average grades for those areas was reduced by 10%. There is no other grade modification. This capping practice appears to be reasonable.

DILUTION OF RESERVES

The dilution applied to the reserves depends on the type of stope that is anticipated for the mining blocks. The dilution is added on a stope basis. All dilution is assigned a grade of 0.02 oz Au/ton.

The average dilution of the reserves in 2005 is 28.4% .

Glenn R. Clark & Associates Ltd.	Page 37

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Long hole stopes are diluted by 32-50%, mostly 32%.

Cut-and-fill stopes 5-7 feet wide are diluted 15-24%. Some of the narrower stopes are diluted by 32%.

Cut-and-fill stopes that are greater than 7 feet wide are diluted 10-15%.

The dilution factors are based on a comprehensive study by Barrick in 1994.

These dilutions levels can be obtained with good mining plans and careful supervision of the miners.

Dilution has not been added to the resource blocks.

MINING RECOVERY

The recovery of the ore blocks is anticipated at 94.2% of the diluted reserve.

This figure has been applied to all of the reserve blocks but not the resource blocks.

GOLD PRICE

The gold price used to establish the cut-off grades has been set at $516 Canadian. This is based on the average price for gold and the exchange rate in the past three years. ($US 375.80 and $C1.00= $US0.728)

April 30, 2005 Resource/Reserve:

Using the above method and criteria the Macassa geology staff has estimated the reserves and resources as shown in the tables below.

The classifications are in keeping with the guidelines in the NI 43-101.

The resource estimates do not include the reserves.

The reserve estimates are recoverable, diluted and in-situ.

The distribution of the reserves and resources can be seen on Figure 4.

Glenn R. Clark & Associates Ltd.	Page 38

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

'04 NORTH(FLAT FAULT)

Scale: 1 inch = approx. 770 feet

top to left, looking north

0	'04 BREAK ORE	4	CENTRAL ORE ZONE
1	'04 NORTH ORE (F/W)	5	FOOTWALL ZONE
2	'04 H/W	6	SOUTH BREAK ORE
3	"T" VEIN	7	HANGING WALL VEIN

Figure 4: Vertical Long Section Showing Ore Zones

Glenn R. Clark & Associates Ltd.	Page 39

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Table 6: Estimated Measured and Indicated Resources

ESTIMATED MEASURED AND INDICATED RESOURCES, April 30, 2005 (tons X 1000, grade oz Au/ton)
Location	Measured		Indicated		Total
	Tons	Grade	Tons	Grade	Tons	Grade
Levels
to 5300	81	0.40	220	0.38	301	0.39
5300 to 5700	61	0.36	14	0.47	75	0.38
5003 to 7500 (1)	95	0.54	46	0.28	141	0.46

Shaft Zone or Pillar
5000 to 5700 (1)	4	0.61	14	0.25	18	0.33
5700 to 6100 (1)	6	0.26			6	0.26

Ramp	5	0.30	62	0.39	67	0.38

#2 Shaft	601	0.38	431	0.32	1,032	0.35

Tailings	42	0.07			42	0.07

Other	27	0.27	240	0.43	267	0.41

Total	922	0.38	1,027	0.36	1,949	0.37

Note 1: Mining of the resources below the 5300 Level is dependent on the current restriction imposed by the Ministry of Labour being removed. There is a reasonable expectation that this will be done when KLG presents a new mining plan.

The total of the Estimated Measured and Indicated Resources at April 30, 2005 is 1.95 million tons at a grade of 0.37 oz Au/ton.

In addition, there is an estimated 0.73 million tons at a grade of 0.44 oz Au/ton that is classified as an Inferred Resource.

Glenn R. Clark & Associates Ltd.	Page 40

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Table 7: Estimated Proven and Probable Reserves

ESTIMATED PROVEN AND PROBABLE RESERVES, April 30, 2005 (tons X 1000, grade oz Au/ton)
Location	Proven		Probable		Total
	Tons	Grade	Tons	Grade	Tons	Grade
Levels
to 5300	296	0.44	593	0.51	889	0.49
5300 to 5700	21	0.42	34	0.49	55	0.46
5003 to 7500 (1)	570	0.41	171	0.45	741	0.42
Shaft Zone or pillar
5000 to 5700 (1)	152	0.46	19	0.50	171	0.46
5700 to 6100 (1)	110	0.47	5	0.68	115	0.48

Ramp and other	2	0.34	50	0.51	52	0.50

Total	1,151	0.43	872	0.50	2,023	0.46

Note 1: Mining of the reserves below the 5300 Level is dependent on the current restriction imposed by the Ministry of Labour being removed. There is a reasonable expectation that this will be done when KLG presents a new mining plan.

The total of the Estimated Proven and Probable Reserves at April 30, 2005 is 2.02 million tons at a grade of 0.46 oz Au/ton.

The total of the Estimated Proven and Probable Reserves plus the Estimated Measured and Indicated Resources at April 30, 2005 is 3.97 million tons at a grade of 0.42 oz Au/ton.

The Proven and Probable Reserves are diluted and recoverable. There has been no dilution added to the Measured and Indicated Resources and no allowance for recovery has been made.

Glenn R. Clark & Associates Ltd.	Page 41

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Discussion of Resources and Reserves:

The resource and reserve estimation by Macassa has been carefully done. The estimation procedures and the application of the procedures were reviewed by Glenn R. Clark. This involved reviewing the interpretation of many of the stopes and spot checking the calculations and the summaries. The classifications meet the requirement of National Instrument 43-101 classification of Resources and Reserves.

As was noted in tables 6 & 7, some of the reserves and resources are under restriction imposed by the Ministry of Labour. The restriction relates to the April 12, 1997 seismic episode when the shaft was damaged below the 5700 level. It is anticipated that the restrictions will be lifted when KLG presents a new plan for rehabilitating the shaft and then mining the reserves.

The Shaft Zone or Shaft Pillar will not be mined until the end of the mining cycle for the No. 3 Shaft.

The main change to the Estimation of the Resources and Reserves for April 30, 2005 is the change of the deeper restricted ore including from resources to reserves.

The true test of a reserve estimate is whether the exploitation of the resource closely matches the estimate that was made.

The reserve and resource grades are similar to the grades that have been mined over the years. The average reserve grade of 0.46 oz Au/ton is the same as the average head grade from 1933-2004. (see Table 5) It is highly likely that with careful mining and proper grade control the production will match the reserves.

Glenn R. Clark & Associates Ltd.	Page 42

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Section 8

MACASSA MINING and PROCESSING

Mining and processing at Macassa has been carried out since 1933. The mineral extraction has been from underground stopes. The processing has been done on the property.

The Macassa Mine employs conventional drill and blast mining methods to extract the ore. Access to the mining areas is by shafts.

The ore is processed by conventional cyanide leaching with a carbon-in-pulp recovery system.

Mining Method:

Mining is by normal cut and fill or long hole methods.

The cut and fill is carried out conventionally with slushers in the stope or mechanized utilizing scoop trams.

The long hole blocks are accessed by Alimak driven or bored raises with sub-level drifts. The mucking is by remotely driven scoop trams.

Level trains move the ore to the main ore passes for hoisting to surface.

All of the stopes are now being filled with paste backfill. Previously the stopes were filled with cemented rock fill.

These mining methods recover about 94% of the ore.

Accessing below the 5300 Level:

As was stated earlier, due to the shaft being damaged below the 5700 level the Ministry of Labour restricted mining to the area above the 5300 Level. This effectively sterilized a large part of the known resources at Macassa.

KLG has been working with Knight Piésold Ltd. a consulting firm to develop a plan to rehabilitate the shaft. This preliminary assessment of the viability of rehabilitating the Shaft between 5725 Level and the 6150 Level included an assessment of the most favourable position for a ramp that would be needed.

Glenn R. Clark & Associates Ltd.	Page 43

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

The comments, focused on the geomechanical considerations associated with the two excavations, are at the pre-feasibility stage. More detailed reviews are necessary.

The general plan that was put forward involves a ramp for access, some rehabilitation on the levels and rehabilitation of the shaft.

The estimated cost for this project is $8.6 million with a 20% contingency included.

It is anticipated that when KLG submits a request along with a detailed plan to the Ministry of Labour the restriction will be lifted. Probably the detailed plan will not only have to outline how the shaft will be rehabilitated but how the mining will proceed afterwards.

It was on the basis of this preliminary study that the deeper ore was classified as reserves in 2005.

Processing the Ore:

The company’s mill was built in 1988 with a modern larger mill replacing the older mill. Some modifications have taken place since then and the mill capacity now is 1500 tons of ore a day.

The ore at Macassa is treated by conventional means. These are crushing and grinding followed by cyanidation with the gold recovered from solution by the carbon-in-pulp technique. The bullion contains some silver.

Gold recovery has been good at Macassa. From 1933 to 2004 the average recovery was 94.8% . In the 20 year period from 1980 to 1999 the average recovery was 95.8% with the highest one year recovery being 96.97% . KLG had a recovery of 96.8% in 2004.

KLG has forecast that recovery for the next 18 months will be 97%. This is an ambitious forecast, however previous experience at Macassa shows that it is quite possible to have recoveries in that order. The mill will have to have sufficient ore to maintain the operation at the optimum levels if this high rate of recovery is to be attained.

The mill will be able to process all of the ore that can be delivered from the mine.

Glenn R. Clark & Associates Ltd.	Page 44

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Operating Cost:

KLG has estimated the operating cost for the 18 month period from July 2005 to December 2006. This plan calls for a milling an average of 685 tons per day for the life of the plan or 350,000 tons for the 18 months.

The following information is based on the company’s forecast. These costs are been based on the current operating experience.

Table 8: Forecast Operating Cost

Operation	Cost $/ton
Mining	94.39
Milling	15.70
All Maintenance	15.54
Surface	4.14
Engineering	4.12
Geology	7.87
Administration	9.82
Total Operating Cost	151.58

Gold $516/oz, recovery 97% Cut-off Head Grade, oz Au/ton	0.30

Glenn R. Clark & Associates Ltd.	Page 45

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Section 9

EXPLORATION

KLG is actively exploring the Kirkland Lake properties to extend the known zones and find new ones. This is a 3 year $21 million program that has located some interesting gold zones. The target areas are the Main Break, Parallel Breaks and North South structures, such as the Lower D Zone, on the Company’s land holdings.

This exploration is mostly being done by diamond drilling from surface and from underground.

Development headings are driven to give properly located drilling stations. The development headings are also driven to access the mineralization that has been found and to confirm its nature.

This exploration has lead to the “D” Zone that is now part of the reserves.

KLG will continue exploring their properties. This recent find and other finds that KLG has made indicate the potential of the area.

Significant New Find:

In a press release on July 11, 2005 KLG highlighted an intersection of 90.4 feet assaying 2.3 ounces uncut from Drill Hole 50-627.

As this intersection was 1765 feet from the collar of the hole it was decided to wedge the hole and have a second confirmatory cut of this new zone. (Figure 5)

A press release on August 15, 2005 gave the excellent results of the wedged hole. The wedged intersection intersected 1.43 oz Au/ton over 124.5 feet. The cut grade would be 0.84 oz Au/ton. The wedged hole intersected the new discovery 49 feet vertically above and 140 feet up-dip from the discovery hole, Hole 50-627.

These intersections are located 1,600 feet south of the active mine workings at the Company’s #3 shaft.

Glenn R. Clark & Associates Ltd.	Page 46

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

O4 BREAK
MAIN BREAK
N
-4000
-3000
-1000
0
No. 6 ZONE
LEVEL 4750
NEW ZONES
0.15 oz/2.8'
2.94 oz/5.5 uncut
5.26 oz/1.1'
0.69 oz/1.6'
3.49 oz/2.2'
0.64 oz /3.3'
50-627W1
1.43oz/124.5'
uncut
-1000
4.49 oz/1.0'
2.87 oz /1.7
1.41 oz/15.0'
includes
6.22 oz/3.0'
0.05 oz/77.8'
0.57 oz/1.0'
47-1106
2.14 oz/2.5' TW
0.69 oz/3.0'
5.84 oz/1.0' TW
A
50-627
1.10 oz/18.0'
uncut
1.11 oz/6.0'
-2000
50-627
0.05 oz/33.6'
LOWER D ZONE
CURRENT RESOURCE
BLOCK
A'
3.00 oz /11.0'
uncut
50-627
0.31 oz/6.0'
3.34 oz/1.0'
-5114 Elevation
1.21 oz /2.0'
50-627
2.30 oz/90.4'
uncut
26.21 oz /6.0' uncut
1.43 oz/6.0' cut
-3000
0.06 oz/4.0'
-4830 Elevation
LK ZONE
LAC MINERALS
DRILL HOLE 45-254
400 FEET OF
WIDE SPREAD
ALTERATION
SCALE: 2000 FT
LEGEND
CL CORE LENGTH
TW TRUE WIDTH
1.11 oz/6.0'
ALL ASSAYS IN OZ/TON
OVER CORE LENGTH
UNLESS OTHERWISE STATED
RECENT DRILLING ASSAYS IN OZ/TON OVER CORE LENGTH
PART OF LEVEL 4750 MACASSA MINE
RECENT DIAMOND DRILL HOLE (BLACK)
SELECT PREVIOUS DRILL HOLE (GREY)

PLAN VIEW OF RECENT DRILLING SHOWING DISCOVERIES TO THE SOUTH MACASSA MINE, KIRKLAND LAKE GOLD INC, KIRKLAND LAKE, ONTARIO

FIGURE 1
AUG 15, 2005

Figure 5: Plan View Showing Recent Drilling

Glenn R. Clark & Associates Ltd.	Page 47

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

KLG suggests that the intersection in the wedged hole has a dip in the order of 28-36° with the strike of the zone N to N36°E. This can only be considered as a tentative orientation of the zone as measurements from only 2 drill holes can be quite unreliable. (Figure 6)

KLG has estimated that the true width of the mineralization may be about 35 feet.

The mineralization intersected in the wedged hole is identical to the discovery, however considerably more visible gold and tellurides were observed in the wedged hole.

I had an opportunity to examine the core from these holes. The intersections are certainly impressive.

The company is planning on drilling more holes to extend this zone along strike.

The true significance of this find will only be known after considerable exploration has been carried out and the potential size and grade can be more realistically evaluated.

Glenn R. Clark & Associates Ltd.	Page 48

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

NEW SOUTH DISCOVERY

SECTION LOOKING NORTHEASTERLY

A
A'
12900E
13000E
13100E
-5200 EL
- 5300 EL
50-627 WEDGE
50-627
35' APPARENT TRUE WIDTH
1.43 oz/124.5'
140' UP DIP
26' APPARENT WIDTH
2.30 oz/90.4
uncut
LEGEND
CL CORE LENGTH
TW TRUE WIDTH
VG VISIBLE GOLD
1.11 oz/6.0' ASSAYS GREATER OR EQUAL TO 1 OZ IN RED
1.11 oz/6.0' ASSAYS IN OZ/TON UNLESS OTHERWISE STATED
RECENT DIAMOND DRILL HOLE
KIRKLAND LAKE GOLD INC.

DETAIL IN SECTION VIEW SHOWING RECENT DRILLING RESULTS FOR PART OF DDH 50-627 AND 50-627WEDGE MACASSA MINE, KIRKLAND LAKE GOLD INC, KIRKLAND LAKE, ONTARIO

FIGURE 2
AUG 15, 2005

Figure 6: Detail Section View Holes 50-627, 627W

Glenn R. Clark & Associates Ltd.	Page 49

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Section 10

CONCLUSIONS and RECOMMENDATIONS

Conclusions:

The Resources and Reserves estimates truly reflect the mineralization that is currently known. The estimates conform to the requirements of National Instrument 43-101.

In general the development and exploration program initiated by KLG should continue.

Increased exploration and development underground is necessary to establish sufficient working faces to allow flexibility in the mining sequence. More working faces will allow the rate of production to rise without sacrificing the mill head grade.

Increased tonnage to the mill will allow it to operate at the optimum level.

Recommendations:

There are three parameters in the Resource estimation that need to be monitored and modified if indicated.

1: The first is the density of the mineralized rock. The density can easily be measured on the drill core and does not take an elaborate set-up to do it. This should be done on the split core when it is being handled and the records should be kept until there is sufficient data to make a good average determination. It is possible that the density will be different in the different zones and that should be considered.

2: The second is the assay capping or cutting. This can have a larger effect on the resources than the density. The capping of assays is an important part of the Resource estimations. There are a number of ways to establish the cap method and the method used by Macassa appears to be sufficient at present. However, it is known that all zones are not the same and the cap for one zone may not be proper for another zone. This is similar to the problem of density, changing mineralization or even the size and distribution of the gold will affect the necessary capping level.

It may prove worthwhile to compare the mined tonnages and grades of the stopes with the basic data that the Resource estimate was made from.

Glenn R. Clark & Associates Ltd.	Page 50

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

For the new zones that have not been mined it will be important to consider the assays and the mineral distribution before a cutting factor is established.

3: The third is the dilution. Dilution affects the Reserves more than any change that one could foresee from the density or the assay capping. Every effort should be made to monitor the dilution. This monitoring is important so the proper dilution can be applied to the Reserve estimations.

More importantly, dilution is expensive and by monitoring the dilution it may be possible to recognize the reason and rectify it with a change in the mining practice.

This is a constant problem and the geology department and the mining department have to work together on this problem.

Orono, Ontario	/s/ Glenn R. Clark
September 9, 2005.	Glenn R. Clark, P.Eng.

Glenn R. Clark & Associates Ltd.	Page 51

Macassa Mine, Kirkland Lake Gold Inc.
September 9,	2005

Section 11

CERTIFICATE OF QUALIFICATIONS

I, Glenn R. Clark, am a professional engineer and principal of Glenn R. Clark & Associates Limited, Orono, Ontario, Canada.

1.	I am a Professional Engineer, registered as a Consulting Engineer with the Association of Professional Engineers of the Province of Ontario, Canada. Registration number 8506016.

2.	I graduated from the University of Toronto in 1958 with the degree of Bachelor of Applied Science in Geology.

3.	I have been engaged in mineral exploration and mine development for more than forty-seven years.

4.	This report was prepared at the request of Mr. M. Sutton, Chief Geologist and Assistant General Manager for Kirkland Lake Gold Inc.

5.	As a result of my experience and education, I am a ﾓQualified Personﾔ as defined in National Policy 43-101.

6.	The sources of all information are noted in the report. The information provided by the various parties to the best of my knowledge and experience is correct.

7.	I am not aware of any material fact or material change that is not reflected in this report.

8.	I am independent from Kirkland Lake Gold Inc. in accordance with the application of Section 1.5 of National Instrument 43-101

9.	I have read National Instrument 43-101 and Forms 43-101F1. This report has been prepared in compliance with these documents.

10.	I have no personal interest, nor do I expect to receive any interest, directly or indirectly, in the properties or the securities of Kirkland Lake Gold Inc.

12.

I consent to the filing of this report with any stock exchange or other regulatory authority and any publication by them, including electronic publication of this report, in the public company files on their websites accessible to the public.

13.

This report is based on the examination of the available data including previous reports and discussions with the involved geologists. A site visit to the Macassa Mine was made from August 24-27, 2005 for the purpose of this report. I previously visited the property while it was under the ownership of Kirkland Lake Gold Inc. I reported on the Reserves and Resources at Macassa Mine for Lac Minerals annually from 1980 to 1990.

Orono, Ontario	/s/ Glenn R. Clark
September 9, 2005.	Glenn R. Clark, P.Eng.

Glenn R. Clark & Associates Ltd.	Page 52

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Appendix A

Terms and Definitions

The following acronyms and terms are common throughout this report.

Macassa is the operating property owned by Kirkland Lake Gold Inc.

KLG refers to Kirkland Lake Gold Inc.

Ag refers to silver

Au refers to gold

UNITS

All units are Imperial unless otherwise noted.

Ton refers to an Imperial ton of 2000 pounds

oz/ton refers to ounces per dry imperial ton

ac refers to acres

1 mile = 1.609 km

1 acre = 0.405 hectares (ha)

1 ton = 0.907 t (metric tonne)

 1 oz/ton =34.286 g/t (grams per metric tonne)

MONETARY

All monetary values are given in Canadian dollars unless otherwise stated.

Glenn R. Clark & Associates Ltd.	Page 53

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Appendix B

References

There are a number of previous reports regarding the Macassa Mine. The information in these technical reports and the information supplied by Kirkland Lake Gold was relied upon for this review.

Cater, Douglas (1994): Incremental cut-off grade calculation. Unpublished Lac Minerals Ltd. memorandum, October 27,1994, 1 p.

Charlewood, G. H. (1964): Geology of deep developments on the Main Ore Zone at Kirkland Lake. Ontario Department of Mines Geological Circular No. 11, 49 p.

Canadian Institute of Mining, Metallurgy and Petroleum (2000): Resource and reserve definitions CIM standards on mineral resources and reserves – definitions and guidelines. CIM Bulletin, Vol. 93, No.1044, p.53-60.

Davis, Bruce M. (1995): Frequency analysis of high-grade samples and recommendations for capping grades, 04 Break, Macassa Mine. Unpublished Kinross Gold Corporation report, November 20, 1995, 6 p.

Davis, Garland (1993): Sampling and assays at Macassa. Unpublished Lac Minerals Ltd. memorandum, January 25, 1993. Geology Department (1992): Lac Minerals Ltd. Macassa division mine grade control study. Unpublished Lac Minerals Ltd. report, April, 1992, 18 p.

Geology Group Technical Services (1995): Barrick Gold

Corporation Macassa Mine grade study December 1994 and January 1995. Unpublished Barrick Gold Corporation report, January, 1995, 6 p.

Hoyle 2000 Projects Group (1998): Macassa deep access, preliminary evaluation. Unpublished Kinross Gold Corporation report.

Jarvi, Unto (1997): Report on review of ore reserves, recent operating results and geological procedures. Unpublished Kinross Gold Corporation report, 13 p.

Glenn R. Clark & Associates Ltd.	Page 54

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Appendix B (contd)
Referencesa

Jensen, L. L. and Langford, F. F. (1985): Geology and petrogenesis of the Archean Abitibi Belt in the Kirkland Lake area, Ontario. Ontario Geological Survey Miscellaneous Paper 123.

Kinross Gold Corporation (1998): Unbroken ore reserve longitudinal section looking N32º 30’W on Macassa, Tegren, Gracie, Davis, St. Joseph, Pollock properties, Proven and Probable Ore Reserves as of January 1, 1997, updated Aug. 1998. Unpublished Kinross Gold Corporation map, scale 1”=100’.

Kinross Gold Corporation (199?): #6 Break and related veins. Unpublished Kinross Gold Corporation longitudinal section.

Kinross Gold Corporation (199?): 05 Zone North Porphyry Zone long section. Unpublished Kinross Gold Corporation map, scale 1”=100’.

Kinross Gold Corporation (199?): Longitudinal section Main Break hanging wall subsidiary veins. Unpublished Kinross Gold Corporation map, scale 1”=400’.

Kinross Gold Corporation (199?): South Zone Narrows Break long section “shallow”. Unpublished Kinross Gold Corporation map.

Nemcsok, George (1981): Review of assay cutting procedures at Willroy–Macassa Mine. Unpublished inter-office correspondence, September 28, 1981, 3 p.

Ontario Division of Mines (1973): Timmins-Kirkland Lake geological compilation series map 2205, scale 1:253,440. Ontario Ministry of Mines and Northern Development (2002): Monthly Exploration Reports, Kirkland Lake District, Web-site. http://www.mndm.gov.on.ca/MNDM/MINES/resgeol/kirklk/kirklkmonthe .htm.

Ridler, Roland (2001): Technical report on Kirkland Lake mineral properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves) located in Kirkland Lake, Ontario, Canada for Kirkland Lake Gold Inc. Published Kirkland Lake Gold Inc. report, November 30, 2001, 71 p.

Sutton, M. (1999a): Kinross Gold Corporation Kirkland Lake Operations 1998 ore reserve evaluation criteria. Unpublished Kinross Gold Corporation report, September 30, 1999, 3 p.

Glenn R. Clark & Associates Ltd.	Page 55

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Appendix B (contd)
Referencesa

Sutton, M. (1999b): Macassa, Kinross Gold Corporation, reserves/resources as of Sept. 3, 1999. Unpublished Kinross Gold Corporation report, 8 p.

Sutton, M. (1998): Chips and muck sampling. Unpublished Kinross Gold Corporation report, April 2, 1998, 4 p.

Sutton, M. (1998): Kinross Gold Corporation Macassa Division Narrows Break longitudinal section. Unpublished Kinross Gold Corporation map, November 26, 1998.

Sutton, M and Carmichael, S. (2003): Kirkland Lake Gold Inc. Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario, April 30, 2004, dated August 30,2003

Sutton, M and Carmichael, S. (2004): Kirkland Lake Gold Inc. Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario, April 30, 2004, dated August 30, 2004

Rennie, D.W., Routledge, R.E. (2002): Roscoe Postle Associates Inc. Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake dated December 23, 2002,

Toronto Stock Exchange and Ontario Securities Commission (1999): Setting new standards; recommendations for public mineral exploration and mining companies; Mining Standards Task Force final report. TSE Publications, January 1999, 141 p.

Glenn R. Clark & Associates Ltd.	Page 56

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Appendix C

List of Claims

KIRKLAND LAKE PROPERTY HOLDINGS
(Sorted by Mine Properties)

Larder Lake Mining Division
Project	Type	Number	Claim Name	TWP	Agreement
Lebel Twp. Property	Patent	2257	12403CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	2430	12404CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	2447	12405CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	2448	12406CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	2450	12407CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	2452	2621TIM	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	2459	12408CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	2469	12409CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	2676	3027TIM	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	2677	2977TIM	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	2790	637CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	2791	626CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	2807	4356TIM	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	2808	12410CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	2886	12425CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	2900	12411CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	2901	12412CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	2988	12413CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	3009	12414CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	3010	12415CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	3011	12416CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	5940	277CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	7798	12417CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	7799	12418CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	8819	12419CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	8820	12420CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	8821	12421CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	8822	12422CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	8823	12423CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR
Lebel Twp. Property	Patent	8824	12424CST	LEBEL	SIS (Allegiance Corporation) 1.5% NSR

Glenn R. Clark & Associates Ltd.	Page 57

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Appendix C (continued)
KIRKLAND LAKE PROPERTY HOLDINGS

Larder Lake Mining Division
Project	Type	Number	Claim Name	TWP	Agreement
Lebel Twp. Property	Patent	16514	8242CST	LEBEL	Mallpacks Development - 1.5% NSR
Lebel Twp. Property	Patent	16515	8243CST	LEBEL	Mallpacks Development - 1.5% NSR
Lebel Twp. Property	Patent	20176	8244CST	LEBEL	Mallpacks Development - 1.5% NSR
Lebel Twp. Property	Staked	893443		LEBEL
Lebel Twp. Property	Staked	1014631		LEBEL
Lebel Twp. Property	Staked	1014632		LEBEL
Lebel Twp. Property	Staked	1014633		LEBEL
Lebel Twp. Property	Staked	1014634		LEBEL
Lebel Twp. Property	Staked	1014644		LEBEL
Lebel Twp. Property	Staked	1014645		LEBEL
Lebel Twp. Property	Staked	1221678		LEBEL
Lebel Twp. Property	Staked	1221680		LEBEL
Lebel Twp. Property	Staked	1221778		LEBEL
Lebel Twp. Property	Staked	1221779		LEBEL

TECK TOWNSHIP
Wright Hargreaves	Patent	708	1856 CST	TECK
Wright Hargreaves	Patent	708	102 T	TECK
Wright Hargreaves	Patent	709	115 T	TECK
Wright Hargreaves	Patent	709	9752 CST	TECK
Wright Hargreaves	Patent	710	9752 CST	TECK
Wright Hargreaves	Patent	710	103 T	TECK
Wright Hargreaves	Patent	711	104 T	TECK
Wright Hargreaves	Patent	711	963 T	TECK

Teck Hughes	Patent	1824	11190 CST	TECK
Teck Hughes	Patent	1825	11191CST	TECK
Teck Hughes	Patent	16625	10044CST	TECK
Teck Hughes	Patent	16626	11377CST	TECK
Teck Hughes	Patent	16624	10046CST	TECK

Glenn R. Clark & Associates Ltd.	Page 58

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Appendix C (continued)
KIRKLAND LAKE PROPERTY HOLDINGS

Larder Lake Mining Division
Project	Type	Number	Claim Name	TWP	Agreement
TECK TOWNSHIP
Kirkland Minerals	Patent	830	11402 CST	TECK
Kirkland Minerals	Patent	1236	11089 CST	TECK
Kirkland Minerals	Patent	1238	11187 CST 11402 CST	TECK
Kirkland Minerals	Patent	1239	11188 CST	TECK
Kirkland Minerals	Patent	1240	11189 CST	TECK
Kirkland Minerals	Patent	1850	9431CST	TECK

Lake Shore Property	Patent	1223	9286 CST	TECK
Lake Shore Property	Patent	1340	9284CST	TECK
Lake Shore Property	Patent	1342	9287 CST	TECK
Lake Shore Property	Patent	1343	9263 CST	TECK
Lake Shore Property	Patent	1426	3025 T	TECK	Boisvert $3000 annual, .25/ton milled
Lake Shore Property	Patent	1432	9288CST	TECK
Lake Shore Property	Patent	1557	6717NND,	TECK
Lake Shore Property	Patent	1557	9669CST	TECK
Lake Shore Property	Patent	1557	10151 CST	TECK
Lake Shore Property	Patent	1557	10556 CST	TECK
Lake Shore Property	Patent	1617	8933CST	TECK
Lake Shore Property	Patent	1643	8869cst	TECK
Lake Shore Property	Patent	1748	11565 CST	TECK
Lake Shore Property	Patent	1754	9268 CST	TECK
Lake Shore Property	Patent	2243	1317T	TECK
Lake Shore Property	Patent	2605	9086NND	TECK
Lake Shore Property	Patent	2606	6715NND, 10693CST	TECK
Lake Shore Property	Patent	2606	9669 10151 10556CST	TECK
Lake Shore Property	Patent	2606	10151CST	TECK
Lake Shore Property	Patent	2645	3028 10151 9669 CST	TECK
Lake Shore Property	Patent	2967	11564CST,9309 CST	TECK
Lake Shore Property	Patent	3018	11404CST	TECK
Lake Shore Property	Patent	3019	9309CST	TECK

Glenn R. Clark & Associates Ltd.	Page 59

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Appendix C (continued)
KIRKLAND LAKE PROPERTY HOLDINGS

Larder Lake Mining Division
Project	Type	Number	Claim Name	TWP	Agreement
TECK TOWNSHIP
Lake Shore Property	Patent	3034	9264CST	TECK
Lake Shore Property	Patent	3601	3029 9669 10151(CST)	TECK
Lake Shore Property	Patent	6013	11405CST	TECK
Lake Shore Property	Patent	6804	9310CST	TECK
Lake Shore Property	Patent	6805	11406CST	TECK
Lake Shore Property	Patent	7811	9264CST	TECK
Lake Shore Property	Patent	8128	7501CST	TECK
Lake Shore Property	Patent	8880	9378CST	TECK
Lake Shore Property	Patent	9107	9311CST	TECK
Lake Shore Property	Patent	9467	11566CST	TECK
Lake Shore Property	Patent	9468	11566CST	TECK
Lake Shore Property	Patent	9821	8665CST	TECK
Lake Shore Property	Patent	9822	8665CST	TECK
Lake Shore Property	Patent	11384	9264CST	TECK
Lake Shore Property	Patent	16633	1406T	TECK
Lake Shore Property	Patent	16634	1404T	TECK
Lake Shore Property	Patent	16635	6716 9669 10151CST	TECK
Lake Shore Property	Patent	16680	4754CST	TECK	GRACIE WEST 2-%NPR TO Franco
Lake Shore Property	Patent	16726	1405 T	TECK

Newfield transfer	Patent	2604	8870	TECK
Newfield transfer	Patent	2644	8871	TECK
Newfield transfer	Patent	2755	8862cst	TECK
Newfield transfer	Patent	2771	8867cst	TECK
Newfield transfer	Patent	2788	8866cst	TECK
Newfield transfer	Patent	2823	8863cst	TECK
Newfield transfer	Patent	2848	8864cst	TECK

Spark Gold	C L		5474LT	TECK	Spark Gold Mines 1%net proceeds

Macassa Mine Property	Patent	546	4352 T	TECK
Macassa Mine Property	Patent	547	4351 T	TECK

Glenn R. Clark & Associates Ltd.	Page 60

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Appendix C (continued)
KIRKLAND LAKE PROPERTY HOLDINGS

Larder Lake Mining Division
Project	Type	Number	Claim Name	TWP	Agreement
TECK TOWNSHIP
Macassa Mine Property	Patent	548	4340 T	TECK
Macassa Mine Property	Patent	732	13270 CST	TECK
Macassa Mine Property	Patent	1166	776 CST	TECK	Thompson/Pollock(Millyard) 5% NPI
Macassa Mine Property	Patent	1171	3803 T	TECK
Macassa Mine Property	Patent	1224	3061 T	TECK	Boisvert $3000 annual, .25/ton milled
Macassa Mine Property	Patent	1225	601CST	TECK	Boisvert $3000 annual, .25/ton milled
Macassa Mine Property	Patent	1525	2962	TECK
Macassa Mine Property	Patent	1616	1476 T	TECK
Macassa Mine Property	Patent	2242	9669 10151 11377(CST)	TECK
Macassa Mine Property	Patent	2242	2538T	TECK
Macassa Mine Property	Patent	2242	2040T	TECK
Macassa Mine Property	Patent	2634	9104NND	TECK	PEARL WILLIAMS $3/T
Macassa Mine Property	Patent	2635	9488CST	TECK	PEARL WILLIAMS $3/T
Macassa Mine Property	Patent	2636	14178 CST	TECK	PEARL WILLIAMS $3/T
Macassa Mine Property	Patent	2637	14178 CST	TECK	PEARL WILLIAMS $3/T
Macassa Mine Property	Patent	2638	14178 CST	TECK	PEARL WILLIAMS $3/T
Macassa Mine Property	Patent	2639	14178 CST	TECK	PEARL WILLIAMS $3/T
Macassa Mine Property	Patent	2640	3055T	TECK
Macassa Mine Property	Patent	2641	3124T	TECK
Macassa Mine Property	Patent	2642	3426T	TECK
Macassa Mine Property	Patent	2762	3067T	TECK
Macassa Mine Property	Patent	2763	3068T	TECK
Macassa Mine Property	Patent	2764	3069T	TECK
Macassa Mine Property	Patent	2830	8935CST	TECK
Macassa Mine Property	Patent	2831	4276CST	TECK
Macassa Mine Property	Patent	2837	2496T	TECK
Macassa Mine Property	Patent	2838	2495T	TECK
Macassa Mine Property	Patent	2947	3007T	TECK
Macassa Mine Property	Patent	2948	3008T	TECK
Macassa Mine Property	Patent	3044	539CST	TECK
Macassa Mine Property	Patent	3468	367CST	TECK
Macassa Mine Property	Patent	4185	3425T	TECK
Macassa Mine Property	Patent	4186	3056T	TECK

Glenn R. Clark & Associates Ltd.	Page 61

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Appendix C (continued)
KIRKLAND LAKE PROPERTY HOLDINGS

Larder Lake Mining Division
Project	Type	Number	Claim Name	TWP	Agreement
TECK TOWNSHIP
Macassa Mine Property	Patent	4230	4754CST	TECK
Macassa Mine Property	Patent	4755	1221CST	TECK	DAVIS (WILLROY) ROYALTY 1.5/TON
Macassa Mine Property	Patent	4869	4754CST	TECK	GRACIE WEST 2-%NPR TO Franco
Macassa Mine Property	Patent	5045	3804T	TECK
Macassa Mine Property	Patent	5049	3805T	TECK
Macassa Mine Property	Patent	5362	726CST	TECK
Macassa Mine Property	Patent	5688	10982CST	TECK
Macassa Mine Property	Patent	5689	11408 13103CST	TECK
Macassa Mine Property	Patent	5692	557CST	TECK	GRACIE WEST 2-%NPR TO Franco
Macassa Mine Property	Patent	5692	10819CST	TECK	GRACIE WEST 2-%NPR TO Franco
Macassa Mine Property	Patent	5693	556CST	TECK	GRACIE WEST 2-%NPR TO Franco
Macassa Mine Property	Patent	5693	10819CST	TECK	GRACIE WEST 2-%NPR TO Franco
Macassa Mine Property	Patent	5926	470CST	TECK
Macassa Mine Property	Patent	5927	471CST	TECK
Macassa Mine Property	Patent	5928	472CST	TECK
Macassa Mine Property	Patent	5929	473CST	TECK
Macassa Mine Property	Patent	5967	3806T	TECK
Macassa Mine Property	Patent	5980	4235T	TECK
Macassa Mine Property	Patent	6432	794CST	TECK	Boisvert $3000 annual, .25/ton milled
Macassa Mine Property	Patent	6842	4724CST	TECK
Macassa Mine Property	Patent	6843	4724CST	TECK
Macassa Mine Property	Patent	6863	4724CST	TECK
Macassa Mine Property	Patent	8628	2092CST	TECK	Severance & Transfer to McComb pending
Macassa Mine Property	Patent	8628	11068CST	TECK
Macassa Mine Property	Patent	8629	2093CST	TECK	Severance & Transfer to McComb pending
Macassa Mine Property	Patent	8629	11069CST	TECK
Macassa Mine Property	Patent	9809	4455CST	TECK	GRACIE WEST 2-%NPR TO Franco
Macassa Mine Property	Patent	9810	4455CST	TECK	GRACIE WEST 2-%NPR TO Franco
Macassa Mine Property	Patent	9811	4455CST	TECK	GRACIE WEST 2-%NPR TO Franco
Macassa Mine Property	Patent	9812	4455CST	TECK	GRACIE WEST 2-%NPR TO Franco
Macassa Mine Property	Patent	9813	6416CST	TECK	GRACIE WEST 2-%NPR TO Franco
Macassa Mine Property	Patent	9814	4455CST	TECK
Macassa Mine Property	Patent	12612	13271CST	TECK	Town of KL, 3%NSR

Glenn R. Clark & Associates Ltd.	Page 62

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Appendix C (continued)
KIRKLAND LAKE PROPERTY HOLDINGS

Larder Lake Mining Division
Project	Type	Number	Claim Name	TWP	Agreement
TECK TOWNSHIP
Macassa Mine Property	Patent	16478	13269CST	TECK	Town of KL, 3%NSR
Macassa Mine Property	Patent	16614	4754CST	TECK	GRACIE WEST 2-%NPR TO Franco
Macassa Mine Property	Patent	26123	7501 CST	TECK
Macassa Mine Property	Patent	26125	7501 CST	TECK
Macassa Mine Property	C L	545717	5633LT	TECK	Dyment/Kidston 1.5% NSR
Macassa Mine Property	C L	620179	5479LT	TECK	Condie $4/ton milled
Macassa Mine Property	C L	856962	5634LT	TECK	Condie 2%NSR
Macassa Mine Property	C L	859820	5632LT	TECK
Macassa Mine Property	Patent		11289 CST	TECK

Macassa Exploration	Staked	859695		TECK	Dyment/Kidston 1.5% NSR
Macassa Exploration	Staked	983045		TECK	Condie 2%NSR
Macassa Exploration	Staked	1045619		TECK	Condie 2%NSR
Macassa Exploration	Staked	1045623		TECK	Condie 2%NSR
Macassa Exploration	Staked	1049049		TECK
Macassa Exploration	Staked	1205574		TECK
Macassa Exploration	Staked	1213913		TECK
Macassa Exploration	Staked	1213914		TECK
Macassa Exploration	Staked	1214100		TECK
Macassa Exploration	Staked	1214365		TECK
Macassa Exploration	Staked	1214366		TECK
Macassa Exploration	Staked	1214367		TECK
Macassa Exploration	Staked	1214368		TECK
Macassa Exploration	Staked	1214369		TECK
Macassa Exploration	Staked	1214370		TECK
Macassa Exploration	Staked	1214371		TECK
Macassa Exploration	Staked	1214372		TECK
Macassa Exploration	Staked	1214373		TECK
Macassa Exploration	Staked	1214374		TECK
Macassa Exploration	Staked	1217446		TECK
Macassa Exploration	Staked	1217447		TECK
Macassa Exploration	Staked	1217448		TECK

Glenn R. Clark & Associates Ltd.	Page 63

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Appendix C (continued)
KIRKLAND LAKE PROPERTY HOLDINGS

Larder Lake Mining Division
Project	Type	Number	Claim Name	TWP	Agreement
TECK TOWNSHIP
Macassa Exploration	Staked	1217450		TECK
Macassa Exploration	Staked	1217451		TECK
Macassa Exploration	Staked	1217452		TECK
Macassa Exploration	Staked	1217455		TECK
Macassa Exploration	Staked	1217479		TECK
Macassa Exploration	Staked	1217759		TECK
Macassa Exploration	Staked	1219980		TECK
Macassa Exploration	Staked	1219981		TECK
Macassa Exploration	Staked	1221679		TECK
Macassa Exploration	Staked	1221710		TECK
Macassa Exploration	Staked	1222104		TECK
Macassa Exploration	Staked	1222105		TECK

Glenn R. Clark & Associates Ltd.	Page 64

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Appendix D

CHECK ASSAYING NOVEMBER & DECEMBER 2004

KL GOLD: PULPS & REJECTS NOVEMBER & DECEMBER 04
KL GOLD					POLYMET LAB
2004	SAMPLE#	DDH #	PULP F	PULP C	PULP	CHECK	REJECT
30-Nov	139281	47-1084	0.10	0.12	0.094	0.242	0.148
15-Dec	139889	45-935	0.10	0.08	0.086	0.102	0.078
24-Nov	139405	47-1084A	0.11	0.13	0.104	0.114	0.158
10-Nov	135260	47-1064	0.12	0.10	0.114	0.178
12-Nov	135205	47-1074	0.13	0.13	0.378	0.408
10-Dec	139768	45-934	0.13	0.18	0.146	0.143	0.198
2-Nov	135018	47-1075	0.14	0.14	0.144	0.148
9-Nov	135259	47-1064	0.14	0.15	0.128	0.172
12-Nov	135073	47-1071	0.14	0.28	0.404	0.564
15-Dec	139888	45-935	0.14	0.10	0.118	0.106	0.118
15-Dec	139890	45-935	0.14	0.13	0.148	0.142	0.112
10-Nov	135328	47-1083	0.15	0.14	0.432	0.408
16-Nov	139083	47-1083	0.15	0.15	0.156	0.168	0.272
2-Nov	134953	47-1073	0.16	0.15	0.146	0.152
9-Nov	135258	47-1064	0.16	0.13	0.176	0.134
16-Nov	139057	47-1082	0.16	0.12	0.132	0.126	0.136
6-Dec	139455	47-1087	0.16	0.21	0.128	0.148
15-Dec	139910	45-935	0.16	0.19	0.272	0.320	0.164
15-Dec	139891	45-935	0.16	0.13	0.148	0.136	0.134
1-Nov	134354	02-447	0.17	0.18	0.168	0.176
10-Nov	135329	47-1083	0.17	0.21	0.496	0.612
27-Nov	139490	47-1089	0.17	0.16	0.194	0.206	0.216
30-Nov	139676	03-127	0.17	0.25	0.178	0.288	0.212
15-Dec	139909	45-935	0.17	0.23	0.184		0.178
30-Dec	125004	45-916	0.17	0.22	0.224	0.252
1-Nov	134318	02-423A	0.18	0.20	0.142	0.184
1-Nov	134356	02-447	0.18	0.14	0.088	0.140
29-Nov	139581	47-1086	0.18	0.19	0.222	0.198	0.196
15-Dec	139895	45-935	0.18	0.11
15-Dec	139915	45-935	0.18	0.20	0.259	0.198	0.296
1-Nov	134353	02-447	0.19	0.21	0.198	0.232
10-Nov	135330	47-1083	0.19	0.26	0.437	0.498
14-Nov	135437	47-1074	0.19	0.21	0.202	0.234
17-Nov	139131	42-1189	0.19	0.16			0.066
20-Nov	139289	47-1084	0.19	0.38	0.380	0.204	0.408
24-Nov	135453	38-336	0.19	0.29	0.308	0.256	0.178
1-Nov	134901	47-1072	0.20	0.47	0.478	0.484
5-Nov	135074	47-1071	0.20	0.21	0.208	0.172
14-Nov	135446	42-1187	0.20	0.34	0.364	0.344

Glenn R. Clark & Associates Ltd.	Page 65

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Appendix D (contd)

Check Assaying November & December 2004

2004	SAMPLE#	DDH #	PULP F	PULP C	PULP	CHECK	REJECT
16-Nov	139082	47-1082	0.20	0.22	0.352	0.228
17-Dec	125140	38-341	0.20
20-Nov	139161	42-1188	0.21	0.48	0.634	0.332	0.334
27-Nov	139491	47-1089	0.21	0.20	0.232	0.184	0.308
30-Dec	125012	45-916	0.21	0.21	0.216	0.244
5-Nov	134163	02-434	0.22	0.22	0.240	0.252
16-Nov	139067	47-1082	0.22	0.19	0.298	0.192	0.270
27-Nov	139530	47-1088	0.22	0.15	0.218	0.184	0.205
1-Nov	134907	47-1072	0.23	0.20	0.629	0.474
5-Nov	135049	47-1071	0.23	0.14	0.204	0.162
10-Nov	135261	47-1064	0.23	0.10	0.266	0.198
30-Nov	139049	47-1082	0.23	0.19	0.132	0.242
30-Nov	139105	42-1169	0.23	0.23	0.194	0.208	0.168
2-Nov	135019	47-1075	0.24	0.20	0.218	0.222
12-Nov	135204	47-1074	0.24	0.14	0.488	0.404
30-Dec	125003	45-916	0.25	0.24	0.264	0.288
1-Nov	134942	47-1073	0.26	0.19	0.278	0.204
5-Nov	134153	02-434	0.26	0.30	0.248	0.314
17-Nov	134749	47-1061	0.26	0.45
20-Nov	139345	47-1085	0.26	0.24	0.278	0.268	0.234
15-Dec	139903	45-935	0.26	0.34	0.426	0.436	0.538
1-Nov	134316	02-423A	0.28	0.21	0.316	0.192
19-Nov	139119	45-917	0.28	0.22	0.332	0.218	0.648
7-Dec	123933	45-911	0.28	0.18	0.248	0.188
10-Nov	135298	47-1081	0.29	0.26	0.318	0.222
17-Nov	139130	42-1189	0.29	0.30			0.402
24-Nov	139450	47-1087	0.29	0.33	0.114	0.254	0.540
9-Nov	135253	47-1064	0.30	0.32	0.506	0.502
19-Nov	139235	47-1078	0.30	0.25	0.278	0.208
29-Nov	139575	47-1086	0.31	0.23	0.442	0.398	0.276
1-Nov	134876	47-1069	0.32	0.17	0.244	0.228
16-Nov	134757	47-1061	0.32	0.16	0.302	0.194
29-Nov	139579	47-1086	0.32	0.34	0.322	0.338	0.322
16-Nov	139041	47-1082	0.33	0.31	0.358	0.604	0.354
7-Nov	135148	42-1194	0.34	0.28	0.344	0.288
10-Nov	135314	47-1081	0.34	0.23	0.638	0.493
29-Nov	139578	47-1086	0.35	0.27	0.386	0.304	0.306
30-Nov	139675	03-127	0.36	0.34	0.378	0.402	0.344
7-Nov	135134	42-1193	0.40	0.27	0.417	0.298
10-Nov	135311	47-1081	0.40	0.25		0.248
10-Dec	120582	38-321	0.40	0.20	0.382	0.164

Glenn R. Clark & Associates Ltd.	Page 66

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Appendix D (contd)

Check Assaying November & December 2004

2004	SAMPLE#	DDH #	PULP F	PULP C	PULP	CHECK	REJECT
15-Dec	139913	45-935	0.41	0.50	0.484	0.548	0.478
19-Nov	139309	47-1079	0.43	0.47	0.494	0.442	0.364
24-Nov	139439	47-1087	0.43	0.31	0.492	0.296	0.378
10-Dec	139778	45-934	0.46	0.42	0.514	0.769	0.854
15-Dec	139906	45-935	0.46	0.66	0.114	0.060	0.390
16-Nov	139028	47-1082	0.47	0.44	0.544	0.488	0.552
9-Nov	135233	47-1064	0.48	0.50	0.582	0.458
**	127649	02-380	0.49	0.56	0.440
9-Nov	135252	47-1064	0.50	0.50	0.638	0.498
18-Nov	139110	45-917	0.50	0.40	0.444	0.532	0.676
2-Nov	134955	47-1073	0.51	0.35	0.596	0.418
12-Nov	135191	47-1074	0.51	0.66	0.832	0.942
27-Nov	139529	47-1088	0.52	0.52	0.604	0.572	0.554
19-Nov	139189	47-1077	0.54	0.44	0.542	0.498	0.508
7-Nov	135130	42-1193	0.55	0.64	0.498	0.700
5-Nov	135066	47-1071	0.56	0.75	0.588	0.642
16-Nov	134653	03-130	0.56	0.54	0.558	0.528	0.576
16-Nov	139088	47-1082	0.57	0.62	0.638	0.646	0.320
30-Nov	139685	03-127	0.57	0.40	0.578	0.422	0.402
15-Dec	139905	45-935	0.60	0.53	0.590	0.500	0.498
2-Nov	135011	47-1075	0.71	0.93	0.674	0.988
19-Nov	134635	42-1185B	0.71	0.54	0.628	0.616	1.206
20-Nov	139268	47-1084	0.73	0.87	0.874	0.996	0.594
15-Dec	139904	45-935	0.77	1.26	0.836	1.096	1.582
12-Nov	135211	47-1074	0.78	0.68	1.112	0.912
1-Nov	134355	02-447	0.83	0.48	0.667	0.656
15-Dec	139908	45-935	0.91	0.60	0.968	0.745	0.548
24-Nov	139451	47-1087	0.94	1.07	1.104	1.224	1.054
14-Nov	135436	47-1074	0.95	1.07	1.006	1.094
19-Nov	139312	47-1079	0.98	0.63	0.997	0.668	0.730
10-Dec	139846	45-927	1.14	0.59	1.108	0.647	0.808
5-Nov	135083	47-1071	1.16	1.04	1.108	0.928
1-Nov	134931	47-1073	1.17	1.34	1.092	1.704
15-Dec	139894	45-935	1.23	1.03	1.128	0.816	0.686
15-Dec	139914	45-935	1.26	1.37	1.434	1.616	1.786
29-Nov	139577	47-1086	1.29	1.34	1.404	1.139	1.154
5-Nov	135082	47-1071	1.34	1.56	1.438	1.496
9-Nov	135256	47-1064	1.34	1.09	1.344	1.114
10-Dec	139783	45-934	1.35	1.56	1.366	1.762	1.528
19-Nov	139315	47-1079	1.39	1.49	1.288	1.418	1.868
16-Nov	139070	47-1082	1.45	1.58	1.772	1.616	2.174

Glenn R. Clark & Associates Ltd.	Page 67

Macassa Mine, Kirkland Lake Gold Inc.
September 9, 2005

Appendix D (contd)

Check Assaying November & December 2004

2004	SAMPLE#	DDH #	PULP F	PULP C	PULP	CHECK	REJECT
10-Nov	135332	47-1083	1.46	1.13	1.836	1.464
2-Nov	134954	47-1073	1.61	1.68		0.298
15-Dec	139912	45-935	1.86	2.38	2.211	2.496	1.478
9-Nov	135255	47-1064	2.02	2.41	1.858	2.134	3.006
14-Nov	135389	42-1186	2.07	2.15	2.244	2.188
19-Nov	139188	47-1077	2.11	2.33	2.242	2.052	1.750
12-Nov	135197	47-1074	2.54	3.13	2.814	3.216
15-Dec	139911	45-935	2.93	2.77	3.428	2.796	3.290
19-Nov	139245	47-1078	4.38	4.82	4.632	4.712	6.532
14-Nov	135401	42-1186	5.97	10.71	11.172	19.942
10-Dec	139767	45-934	9.13	11.86	9.102	10.986	10.966
24-Nov	139453	47-1087	12.91	17.19	13.758	15.668	17.696
15-Dec	139907	45-935	25.97	23.18	34.582	27.694	20.926
24-Nov	139452	47-1087	28.04	29.77	17.478	19.898	14.802

Glenn R. Clark & Associates Ltd.	Page 68